Exhibit 10(uu)

CONFORMED COPY

RECEIVABLES PURCHASE AGREEMENT,

among

TRW RECEIVABLES INC.,

as Seller,

TRW INC.,

as Servicer,

CHARTA CORPORATION,
CIESCO, L.P.,
CORPORATE ASSET FUNDING COMPANY, INC.,
CORPORATE RECEIVABLES CORPORATION, and
WCP FUNDING, INC.,

as the Conduit Purchasers,

THE FINANCIAL INSTITUTIONS FROM TIME TO TIME

PARTY HERETO,

as Committed Purchasers and Managing Agents,

and

CITICORP NORTH AMERICA, INC.,

as Agent for the Conduit Purchasers and the Committed Purchasers

Dated as of November 20, 2001

TABLE OF CONTENTS

i

ii

LIST OF EXHIBITS AND SCHEDULES

RECEIVABLES PURCHASE AGREEMENT

This RECEIVABLES PURCHASE AGREEMENT dated as of November 20, 2001 among TRW RECEIVABLES INC., a Delaware corporation, as Seller, TRW INC., an Ohio corporation, as Servicer, CHARTA CORPORATION, Delaware corporation ("Charta"), CIESCO, L.P., a New York limited partnership ("CIESCO"), WCP FUNDING, INC., a Delaware corporation ("WCP"), CORPORATE RECEIVABLES CORPORATION, a California corporation ("CRC"), and CORPORATE ASSET FUNDING COMPANY, INC., a Delaware corporation ("CAFCO") (Charta, Ciesco, WCP, CRC and CAFCO are collectively referred to as the "Conduit Purchasers" and each, individually, a "Conduit Purchaser"), THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTY HERETO, as Committed Purchasers and Managing Agents, and CITICORP NORTH AMERICA, INC., a Delaware corporation, as Agent for the Conduit Purchasers and the Committed Purchasers. Capitalized terms used herein shall have the meanings specified in Section 1.01.

ARTICLE I
DEFINITIONS

SECTION 1.01. Certain Defined Terms. As used in this Agreement (both above and elsewhere), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Additional Yield" has the meaning assigned to that term in Section 2.06.

"Adverse Claim" means a Lien other than any Permitted Lien.

"Adjusted Net Receivables Pool Balance" means at any time of calculation hereunder, the Net Receivables Pool Balance minus the Required Reserves at such time.

"Affected Party" means the Purchasers, CNAI, individually and in its capacity as Agent, each Managing Agent, any Liquidity Provider and any parent company controlling any of the foregoing.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person and, without limiting the generality of the foregoing, shall be presumed to include (a) any Person which beneficially owns or holds 20% or more of any class of voting securities of such specified Person or 20% or more of the equity interest in such specified Person and (b) any Person of which such specified Person beneficially owns or holds 20% or more of any class of voting securities or in which such specified Person beneficially owns or holds 20% or more of the equity interest. For the purposes of this definition, (i) "voting securities" of a Person means any securities which confer upon the holder thereof a right to vote with respect to the election of members of the board of directors or other analogous governing body of such Person (excluding voting power arising only upon the occurrence of a contingency), (ii) "control" when used with respect to any specified Person means the power to direct the management and policies of such specified Person, directly or indirectly, whether through the

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ownership of voting securities, by contract or otherwise, and (iii) the terms "controlling" and "controlled" have meanings correlative to the foregoing clause (ii).

"Affiliate Obligor" means any entity with respect to which TRW owns or controls at least 20% but less than 50% of the voting securities or equity interests of such entity and which is identified by TRW on a current quarterly schedule delivered to the Agent in accordance with Section 5.02 (f) hereof.

"Affiliate Obligor Overconcentration Amount" means, at any time, the amount by which the aggregate Outstanding Balance of Eligible Receivables owing from Affiliate Obligors exceeds the product of (i) 10.0% and (ii) the aggregate outstanding Capital at such time.

"Agent" means CNAI, in its capacity as agent for the Purchasers, together with its successors and permitted assigns.

"Aggregate Overconcentration Amount" means, at any time, the sum of (i) the Obligor Overconcentration Amount at such time, plus (ii) the Canadian Overconcentration Amount at such time, plus (iii) the Affiliate Obligor Overconcentration Amount at such time.

"Agreement" means this Receivables Purchase Agreement, as amended from time to time.

"Asset Purchase Agreement" means any asset purchase or other agreements pursuant to which a Conduit Purchaser may from time to time assign part or all of its Purchased Interest.

"Assignee Rate" for any Settlement Period means a rate per annum equal to the LIBO Rate plus 1.25%; provided, however, that the Assignee Rate shall be equal to the Base Rate in effect from time to time (i) for a period of up to five days during any Settlement Period that is not equal to a month, (ii) for a period of up to five days with respect to any portion of Capital not outstanding during an entire Settlement Period, and (iii) at any time when it is unlawful for Citibank to obtain funds in the London interbank market. Following the occurrence and during the continuance of any Event of Termination and the expiration of any applicable grace periods, the Assignee Rate for each Settlement Period shall be the sum of the applicable interest rate per annum determined pursuant to the provisions set forth above plus 1.00% per annum.

"Average Maturity" means, on any day, that period (expressed in days) equal to the weighted average maturity of the Receivables as shall be calculated by the Servicer as set forth in the most recent Investor Report in accordance with the provisions thereof; provided, however, that if the Agent should make a commercially reasonable determination that such method of calculation is no longer appropriate, the Agent may recalculate the Average Maturity for such day using the Agent's own commercially reasonably method.

"Bankruptcy Code" means Title 11 of the United States Code, 11 U.S.C. Section 101 et seq., as amended from time to time, or any successor thereto.

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"Base Rate" means a fluctuating interest rate per annum equal to the rate of interest announced publicly by Citibank in New York, New York, from time to time as Citibank's base rate.

"Breakage Amount" means, for any Settlement Period prior to the Termination Date during which Capital is reduced pursuant to Section 2.02(c), the amount, if any, by which (i) the Additional Yield (calculated without taking into account any Breakage Amount) which would have accrued on the reductions of such Capital during such Settlement Period (as so computed) if such reductions had remained as Capital, exceeds (ii) the income, if any, received by the applicable Purchaser or the applicable Liquidity Provider from the investment by such Person of the proceeds of such reductions of Capital (which investment the Purchaser and the Liquidity Providers will use reasonable efforts to make under the then applicable conditions and circumstances).

"Business Day" means any day other than a Saturday, Sunday or public holiday or the equivalent for banks in New York City, New York and, if the term "Business Day" is used in connection with the LIBO Rate, any day on which dealings are carried on in the London interbank market.

"Canadian Obligor" means an Obligor organized under the laws of Canada or any province thereof.

"Canadian Obligor Overconcentration Amount" means, at any time, the amount by which the aggregate Outstanding Balance of Eligible Receivables owing by Canadian Obligors exceeds the product of (i) 10.0% and (ii) the aggregate outstanding Capital at such time.

"Capital" means, at any time, the sum of amounts paid to the Seller by the Purchasers pursuant to Section 2.02(b) reduced from time to time by Collections received and distributed as reductions on account of such Capital pursuant to Sections 2.04(e) or (f).

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under U.S. generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with U.S. generally accepted accounting principles.

"Capital Purchase" has the meaning set forth in Section 2.02.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date hereof) other than TRW, any Subsidiary of TRW or any TRW sponsored employee benefit plan, of shares representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of TRW; or (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of TRW by Persons who are not Continuing Directors. For purposes of the foregoing, "Continuing Directors" shall mean

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(i) the directors of TRW on the date hereof and (ii) each other director nominated or appointed by at least two thirds of the Continuing Directors at the time of such nomination or appointment.

"Citibank" means Citibank, N.A., a national banking association.

"CNAI" means Citicorp North America, Inc., a Delaware corporation.

"Collection Account" means the account designated by the Agent from time to time and maintained in the name of the Agent on behalf of the Purchasers at Citibank, for the purpose of receiving Collections following an Event of Termination or a Ratings Downgrade Event.

"Collection Delay Period" means ten (10) days, or such other number of days as the Agent may, in its commercially reasonable determination, select upon three Business Days' written notice to the Servicer.

"Collections" means, with respect to any Receivable (other than a Repurchased Receivable), any and all related cash collections and proceeds of such Receivable, including, without limitation, all cash proceeds of Related Security with respect to such Receivable, all amounts due as fees or charges for late payments, any Collections deemed to have been received pursuant to Section 2.04(a) and any Other Payments.

"Commitment" means, for any Committed Purchaser, the maximum amount of Capital which may be advanced by such Committed Purchaser as set forth opposite such Committed Purchaser's name on the signature pages to this Agreement under the caption "Commitment", subject to assignment pursuant to Section 10.04, as such amount may be reduced in accordance with Section 2.01(b).

"Committed Purchaser" means, as to any Conduit Purchaser, each of the financial institutions listed on the signature pages to the Agreement as a "Committed Purchaser" for such Conduit Purchaser, together with its respective successors and permitted assigns.

"Committed Purchaser Percentage" means, for any Committed Purchaser, a fraction (expressed as a percentage) computed by dividing such Committed Purchaser's Commitment by the Purchase Limit.

"Concentration Limit" means, for any Obligor, at any time, (a) the percentage set forth in the table below opposite the applicable long-term senior unsecured debt rating of such Obligor or (b) such other percentage (a " Special Concentration Limit") for such Obligor as may be designated by the Agent, in its commercially reasonable determination, in writing from time to time (the Special Concentration Limits established as of the date of this Agreement are set forth on Schedule III attached hereto), which Special Concentration Limit is subject to reduction or cancellation by the Agent, in its commercially reasonable determination, upon thirty (30) days' notice from Agent to the Seller and the Servicer; provided, however, that (1) after the occurrence of a Ratings Downgrade Event, the Agent shall have the right to reduce or cancel a Special Concentration Limit upon ten (10) days' notice to the Seller and the Servicer and (2) upon the reduction of the senior unsecured long-term debt rating of any Obligor with respect to which a Special Concentration Limit is in effect to lower than BBB- by S&P or lower than Baa3

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by Moody's, the Agent shall have the right to reduce or cancel a Special Concentration Limit upon five (5) days' notice to the Seller and the Servicer; provided, further, however, that in the case of an Obligor with any affiliated Obligors, the Concentration Limit and the Receivables related thereto shall be calculated as if such Obligor and such one or more affiliated Obligors were one Obligor.

Long-term senior unsecured debt rating by S&P or Moody's, respectively	Concentration Limit
AA- and Aa3 or higher	7.50%
At least BBB- and Baa3 but less than AA- or Aa3	3.75%
Less than BBB- or Baa3, or if not rated by both S&P and Moody's	2.50%

"Conduit Purchaser" means, as applicable, Charta, CIESCO, CRC, CAFCO, WCP, or any other commercial paper conduit rated A-1 by S&P and P-1 by Moody's, which is managed by CNAI or which becomes a party hereto in accordance with the terms of Section 10.04(b).

"Contract" means an agreement or other arrangement, including a purchase order or invoice, whether in paper or electronic form, pursuant to or under which an Obligor shall be obligated to pay for merchandise sold or services rendered by an Originator from time to time.

"CP Dealer Fee" has the meaning set forth in the Fee Letter.

"CP Note" means any commercial paper note issued by a Conduit Purchaser.

"CP Rate" shall mean, for any Conduit Purchaser for each Settlement Period, the per annum rate equal to the weighted average of the per annum rates paid or payable by such Conduit Purchaser from time to time as interest on or otherwise (by means of interest rate hedges or otherwise) in respect of the CP Notes that are allocated, in whole or in part, by the Managing Agent (on behalf of such Conduit Purchaser) to fund or maintain such Conduit Purchaser's Purchased Interest during such Settlement Period, as determined by the Managing Agent (on behalf of such Conduit Purchaser) and reported to the Seller, the Agent and the Servicer, which rates shall reflect and give effect to the commissions of placement agents and dealers in respect of CP Notes, to the extent such commissions are allocated, in whole or in part, to such CP Notes by the Managing Agent (on behalf of such Conduit Purchaser, including, without limitation, the CP Dealer Fee); provided, however, that if any component of such rate is a discount rate, in calculating the "CP Rate" for such Settlement Period, the Managing Agent for such Conduit Purchaser shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum. Following the occurrence and during the continuance of any Event of Termination and the expiration of any applicable grace periods, the CP Rate for each Conduit Purchaser for each Settlement Period shall be the sum of the applicable interest rate per annum determined pursuant to provisions set forth above plus 1.00% per annum.

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"Credit and Collection Policy" means, with respect to any Receivable, the credit and collection policy and practices attached as Exhibit A hereto relating to such Receivable and the related Obligor.

"Default Ratio" means, for any Monthly Period, the average (expressed as a percentage) of the ratios for each of the three most recently ended Monthly Periods, in each case, determined as of the last day of each such Monthly Period by dividing (i) the aggregate Outstanding Balance of all Receivables that were Defaulted Receivables on such date or were written off the books of the Seller at any time during such Monthly Period by (ii) the aggregate Outstanding Balance of all Receivables on such date.

"Default Stress Factor" means 1.5; provided, however, that after the occurrence of a Ratings Downgrade Event, the "Default Stress Factor" shall be 2.0.

"Defaulted Receivable" means a Receivable: (i) as to which any payment, or part thereof, remains unpaid for more than ninety (90) days from the original due date for such payment, (ii) as to which the Obligor thereof has taken any action, or suffered any event to occur, of the type described in Section 7.01(f) or (iii) which, consistent with the Credit and Collection Policy, has been or should be written off as uncollectible.

"Delinquency Ratio" means, for any Monthly Period, the average (expressed as a percentage) of the ratios for each of the three most recently ended Monthly Periods, in each case, determined as of the last day of each such Monthly Period by dividing (i) the aggregate Outstanding Balance of all Receivables that are Delinquent Receivables on such date by (ii) the aggregate Outstanding Balance of all Receivables on such date.

"Delinquent Receivable" means a Receivable that is not a Defaulted Receivable and (i) as to which any payment remains unpaid for more than thirty (30) days from the original due date for such payment set forth in the related Contract or (ii) which, consistent with the Credit and Collection Policy, has been or should be classified as delinquent.

"Diluted Receivable" means that portion of any Receivable which is either (a) reduced or canceled as a result of a Dilution Factor or (b) subject to any specific pending dispute, offset, counterclaim or defense whatsoever (except the discharge in bankruptcy of the Obligor thereof).

"Dilution Factor" means any of the following factors giving rise to dilution: (i) any defective, rejected or returned merchandise or services, any cash discount, or any failure by an Originator to deliver any merchandise or perform any services or otherwise perform under the underlying Contract or invoice, (ii) any change, allowance or cancellation of any terms of such Contract or invoice or any other adjustment by such Originator which reduces the amount payable by the Obligor on the related Receivable and (iii) any setoff in respect of any specific pending claim by the Obligor thereof (whether such claim arises out of the same or a related transaction or an unrelated transaction).

"Dilution Horizon Factor" means, for any Monthly Period, a fraction (expressed as a percentage) determined as of the last day of such Monthly Period by dividing (i) the aggregate Outstanding Balance of all Receivables originated during the three most recently

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ended Monthly Periods, by (ii) the aggregate Outstanding Balance of Eligible Receivables as of such day.

"Dilution Ratio" means, for any Monthly Period, a fraction (expressed as a percentage) determined as of the last day of such Monthly Period by dividing (i) the portion of all Receivables which became Diluted Receivables during such Monthly Period by (ii) the aggregate Outstanding Balance of all Receivables originated during the fourth preceding Monthly Period.

"Dilution Reserve" means, at any time, an amount equal to the product of (i) the Dilution Reserve Percentage and (ii) the quotient obtained by dividing (A) the sum of (1) Capital outstanding at such time, plus (2) the Yield Reserve at such time, by (B) one minus the Dilution Reserve Percentage.

"Dilution Reserve Percentage" means, for any Monthly Period, a percentage, determined as of the last day of such Monthly Period, equal to the product of (i) the sum of (A) the product of (1) the Dilution Stress Factor, multiplied by (2) the average of the Dilution Ratios for the twelve most recently ended Monthly Periods, plus (B) the Dilution Volatility Ratio as of such day, multiplied by (ii) the Dilution Horizon Factor as of such day.

"Dilution Stress Factor" means 1.5; provided, however, that after the occurrence of a Ratings Downgrade Event, the "Dilution Stress Factor" shall be 2.0.

"Dilution Volatility Ratio" means, for any Monthly Period, a percentage determined as of the last day of such Monthly Period equal to (HDR – ADR) x (HDR/ADR)

where:

HDR = the highest average Dilution Ratio for any three (3) consecutive Monthly Periods during the twelve (12) most recently ended Monthly Periods; and

ADR = the average of the Dilution Ratios for each of the twelve (12) most recently ended Monthly Periods.

"Dynamic Loss Reserve Percentage" means, for any Monthly Period, a percentage determined as of the last day of such Monthly Period equal to the higher of (i) the product of (A) the Default Stress Factor, multiplied by (B) the highest Sales-Based Default Ratio for any Monthly Period during the preceding twelve (12) Monthly Periods, multiplied by (C) the Loss Horizon Factor as of such date, and (ii) the product of (X) 5, multiplied by (Y) the highest Loss-to-Liquidation Ratio for any Monthly Period during the preceding twelve (12) Monthly Periods.

"Effective Date" means the first Business Day on which all of the conditions precedent to the Initial Purchase, as described in Section 3.01, have been satisfied.

"Eligible Receivable" means a Receivable:

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(i)   the Obligor of which (w) has a business address and operations in the United States or Canada, (x) is not an Affiliate (other than an Affiliate Obligor), employee or Subsidiary of the applicable Originator, TRW or the Seller, and (y) is not a Governmental Authority;

(ii)   (x) which is not a Defaulted Receivable at the time an undivided percentage ownership interest in such Receivable is sold to the Purchasers hereunder, and (y) the Obligor of which is not the Obligor of Defaulted Receivables in the aggregate amount of 20% or more of the aggregate Outstanding Balance of all Receivables of such Obligor; provided, however, that the Receivables of an Obligor shall not be deemed ineligible by reason of clause (y) unless such Obligor is a Major Obligor;

(iii)   which is denominated and payable only in United States dollars within the United States or, with the prior written consent of the Agent, Canada;

(iv)   which, together with the Contract related thereto, does not contravene, in any material respect, any laws, rules or regulations applicable thereto (including, without limitation, laws, rules or regulations relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy) and with respect to which no party to the Contract related thereto is in violation of any such law, rule or regulation in any material respect;

(v)   which does not require the consent, authorization or approval of, or notice to, the Obligor thereof or any Governmental Authority (except for such consents, authorizations, approvals or notices which have already been obtained or are not required to assign or create a security interest in such Receivable under applicable law) to convey such Receivable, the related Contract, the Related Security and the Collections from the applicable Originator to TRW, from TRW to the Seller and from the Seller to the Purchasers;

(vi)   which, at the time of the creation of an interest therein hereunder, satisfies all applicable requirements of the Credit and Collection Policy;

(vii)   which, pursuant to the Contract related thereto, is required to be paid in full within seventy-five (75) days of the date on which the applicable Originator has performed all obligations required to be performed thereunder to the extent necessary to establish its right to receive payment in full or, with respect to any Obligor, such other period as the Agent may have consented to in writing;

(viii)   which (1) is an "account" within the meaning of 9-102 of the New York UCC, (2) is an account receivable representing all or part of the sales price of merchandise sold or services rendered within the meaning of Section 3(c)(5) of the Investment Company Act of 1940, as amended, (3) together with the Contract related thereto, (x) has been duly authorized, (y) is in full force and effect, and (z) constitutes the legal, valid and binding obligation of the Obligor thereof enforceable against such Obligor in accordance with its terms, subject to Enforceability Exceptions, (4) has not been satisfied (it being understood that a Receivable with respect to which Collections have been received but not applied thereto shall not be considered satisfied), released, canceled, subordinated or rescinded, nor has any instrument been executed by the applicable Originator, TRW or the Seller which would effect any such satisfaction, release, cancellation, subordination or rescission and (5) is not subject to any specific pending dispute, right of rescission, setoff, recoupment, counterclaim or defense (except the bankruptcy or insolvency of such Obligor) whether arising out of transactions concerning such Receivable or otherwise (provided, that only the portion of the Receivable subject to any such dispute, right of rescission, setoff, recoupment, counterclaim or defense shall be deemed ineligible);

(ix)   a purchase of which with the proceeds of CP Notes would constitute a "current transaction" within the meaning of Section 3(a)(3) of the Securities Act of 1933, as amended;

(x)   good and marketable title to which (including all of its interest in all Related Security and Collections with respect thereto) has been conveyed by the applicable Originator to TRW under the Transfer Agreement and by TRW to the Seller under the Sale Agreement free of any Lien (other than Permitted Liens);

(xi)   which arises from the sale of merchandise or provision of services by the applicable Originator to an Obligor;

(xii)   with respect to which all obligations on the part of the applicable Originator and the Seller have been performed to the extent necessary to establish the right to receive full payment; and

(xiii)   which has not been compromised, adjusted or modified (including by extension of time of payment or the granting of any discounts, allowances or credits) other than in accordance with the Credit and Collection Policy.

"Enforceability Exceptions" means exceptions to the enforceability of an obligation arising under (i) bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally, and (ii) general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, regardless of whether considered in a proceeding at equity or at law.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Seller, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event" as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by a Seller or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by a Seller or any

ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by a Seller or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by a Seller or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Seller or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Eurodollar Reserve Percentage" for any Settlement Period means the reserve percentage applicable to Citibank during such Settlement Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) (or if more than one such percentage shall be so applicable, the daily average of such percentages for those days in such Settlement Period during which any such percentage shall be so applicable) under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for Citibank in respect of liabilities or assets consisting of or including Eurocurrency Liabilities having a term equal to such Settlement Period.

"Excluded Matters" means, for so long as no Event of Termination has occurred and is continuing, (i) the right of the Seller to determine or agree to the determination of the Required Discount (as defined in the Sale Agreement) and (ii) the rights of the Seller under (A) the last sentence of Section 2.06 of the Sale Agreement and (B) the last two sentences of Section 2.07(a) of the Sale Agreement.

"Event of Termination" has the meaning assigned to that term in Section 7.01.

"Facility Documents" shall mean collectively, this Agreement, the Sale Agreement, the Transfer Agreements, the Asset Purchase Agreements, the Fee Letter, each Lock-Box Agreement and all other agreements, documents and instruments delivered pursuant thereto or in connection therewith.

"Facility Fee" has the meaning set forth in the Fee Letter.

"Fee Letter" means that certain Fee Letter dated as of the date hereof among the Agent, the Seller and TRW.

"Final Collection Date" means the date following the Termination Date on which the aggregate outstanding Capital has been reduced to zero and the Affected Parties have received all amounts payable to the Affected Parties (including Yield) pursuant to this Agreement or any other Facility Document (other than any Asset Purchase Agreement).

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"Governmental Authority" means any federal, state, local or foreign government, any political subdivision of any of the foregoing and any agency or instrumentality of any of the foregoing.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by any mortgage, encumbrance, lien, pledge, charge or security interest of any kind on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all non-contingent obligations (and, for purposes of the definition of Material Indebtedness, all contingent obligations) of such Person to reimburse any bank or other Person in respect of amounts paid under letters of credit and similar instruments and (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"Initial Purchase Date" means the date the first Purchase is made pursuant to this Agreement.

"Investor Report" means a report, in substantially the form of Exhibit C, furnished by the Servicer to the Managing Agents for the Purchasers pursuant to Section 5.04(b)(v).

"IRC" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

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"IRS" means the Internal Revenue Service of the United States of America.

"LIBO Rate" for any Settlement Period means the rate of interest per annum at which deposits in U.S. Dollars are offered by the principal office of Citibank in London, England to prime banks in the London interbank market at 11:00 a.m. (London time) two Business Days before the first day of such Settlement Period in an amount approximately equal or comparable to the then outstanding Capital and for a period equal to such Settlement Period.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), or preference, priority, charge or other security agreement or preferential arrangement of any kind or nature whatsoever that is intended as security.

"Liquidation Yield" means, for purposes of calculating the Yield Reserve, an amount equal to the product of (a) the sum of (i) the product of the Rate Variance Factor times the LIBO Rate or the Base Rate, as applicable, for a period of thirty (30) days deemed to have commenced on the date of the calculation of the Yield Reserve, plus (ii) the Program Fee, plus (iii) the Facility Fee, plus (iv) the spread over the LIBO Rate set forth in the definition of "Assignee Rate," times (b) Capital times (c) a fraction, having as its numerator the sum of (i) the Average Maturity and (ii) the Collection Delay Period, and having as its denominator, 360.

"Liquidity Provider" means any of the financial institutions from time to time party to any Asset Purchase Agreement.

"Lock-Box Account" means any account, including, without limitation, those accounts listed on Exhibit G, maintained at a Lock-Box Bank for the purpose of receiving Collections.

"Lock-Box Agreement" means an agreement with respect to a Lock-Box Account at a Lock-Box Bank, in substantially the form of Exhibit D or such other form as may be acceptable to the Agent in its discretion, among the Seller, TRW, the Agent and such Lock-Box Bank.

"Lock-Box Bank" means any of the banks listed on Exhibit G and any other financial institutions that may from time to time execute Lock-Box Agreements holding one or more lock-box accounts for receiving Collections from Receivables.

"Loss Horizon Factor" means, for any Monthly Period, a fraction (expressed as a percentage) determined as of the last day of such Monthly Period by dividing (i) the aggregate Outstanding Balance of all Receivables originated during the five (5) most recently ended Monthly Periods, by (ii) the aggregate Outstanding Balance of Eligible Receivables as of such date.

"Loss Reserve" means, at any time, an amount equal to the product of (i) the Loss Reserve Percentage and (ii) the quotient obtained by dividing (A) the sum of (1) Capital outstanding at such time, plus (2) the Yield Reserve at such time, by (B) one minus the Loss Reserve Percentage.

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"Loss Reserve Percentage" means, at any time, the higher of (i) the Minimum Loss Reserve Percentage at such time, and (ii) the Dynamic Loss Reserve Percentage at such time.

"Loss-to-Liquidation Ratio" means, as of the last day of any Monthly Period, the ratio (expressed as a percentage) determined by dividing (i) the aggregate Outstanding Balance of all Receivables that were (or should have been in accordance with the Credit and Collection Policy) written off during the three-month period ending on such day, net of recoveries on previously written-off Receivables received during such three-month period by (ii) the aggregate amount of cash Collections received by the Servicer during such three-month period in respect of the Outstanding Balance of Receivables; provided, that the Loss-to-Liquidation Ratio shall never be less than zero.

"Managing Agent" means, as to any Conduit Purchaser, the financial institution responsible for the administration of such Conduit Purchaser's commercial paper program and related activities. As of the date hereof, CNAI is the Managing Agent for Charta, CIESCO, CRC, CAFCO and WCP.

"Major Obligor" means any Obligor listed on Schedule II hereto, as such schedule may be modified from time by the mutual consent of TRW and the Agent.

"Majority Purchasers" has the meaning set forth in Section 10.01(c).

"Material Adverse Effect" means a material adverse effect on (i) the ability of the Seller or TRW (in its capacity as Servicer) to perform its respective obligations under any Facility Document, (ii) subject to the Enforceability Exceptions, the legality, validity or enforceability of this Agreement or any other Facility Document, (iii) the Seller's, the Purchasers' or the Liquidity Providers' interests in the Receivables Assets taken as a whole or (iv) the collectibility of any material portion of the Receivables Assets.

"Material Indebtedness" means Indebtedness of a Person in an aggregate principal amount exceeding $100,000,000.

"Minimum Loss Reserve Percentage" means, (i) for any Monthly Period prior to the occurrence of a Ratings Downgrade Event, 7.50% and (ii) for any Monthly Period after the occurrence of a Ratings Downgrade Event, 10.0%.

"Monthly Period" means each fiscal monthly period of the Seller determined by reference to the calendar of fiscal monthly periods of the Seller attached as Exhibit I attached hereto, as such calendar may be amended or supplemented by the Seller from time to time in accordance with past business practices or otherwise with the prior written consent of the Agent (such consent not to be unreasonably withheld).

"Monthly Reporting Date" means, with respect to a Settlement Period, the date that is two (2) Business Days prior to the Payment Date following such Settlement Period.

"Moody's" means Moody's Investors Service, Inc., and its successors.

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"Multiemployer Plan" means a "multiemployer plan," as defined in Section 4001(a)(3) of ERISA.

"Net Receivables Pool Balance" means at any time of calculation hereunder, an amount equal to (i) the Outstanding Balances of all Eligible Receivables (before subtracting amounts pursuant to clause (iv) of this definition), minus (ii) the Aggregate Overconcentration Amount at such time, minus (iii) the aggregate Outstanding Balance of Defaulted Receivables that would otherwise be Eligible Receivables at such time, minus (iv) all cash Collections received by the Servicer in respect of the Receivables described in clause (i) above which have not been applied to reduce the Outstanding Balance of such Receivables and the aggregate amount of reductions that would result from the application of all Dilution Factors which have not yet been applied by the Servicer to the Outstanding Balance of any Receivables.

"Obligor" means any Person obligated to make payments pursuant to a Contract.

"Obligor Overconcentration Amount" means, at any time, the aggregate, for all Obligors, of the amounts by which the aggregate Outstanding Balance of all Eligible Receivables of each such Obligor exceeds the product of (i) the applicable Concentration Limit for such Obligor, and (ii) the aggregate outstanding Capital at such time.

"Originator" means each of the entities listed on Schedule I hereto, as such Schedule may be amended from time to time.

"Other Fees" means amounts owed by the Seller hereunder pursuant to Sections 2.06, 2.07, 2.08, 8.01 and 10.06.

"Other Payments" means (i) any cash payment made by TRW to the Seller pursuant to Section 2.02(d) of the Sale Agreement and (ii) any payments made to the Seller pursuant to clause (i) of the first sentence of Section 2.11(c) of the Sale Agreement.

"Outstanding Balance" means, with respect to a Receivable at any time, the then outstanding principal balance thereof.

"Payment Date" means, (a) with respect to any Settlement Period for which the Purchaser Rate is the CP Rate, the date which is the 18th day of the calendar month following such Settlement Period and (b) with respect to any Settlement Period for which the Purchaser Rate is the Assignee Rate, the last day of such Settlement Period; provided, that the Agent may, in its discretion following the occurrence and during the continuance of either a Ratings Downgrade Event or an Event of Termination, by notice to the Seller, require that Payment Dates occur more frequently than monthly; provided, however, that after the occurrence of a Ratings Downgrade Event the Payment Dates may occur no more frequently than weekly; provided, further, that the foregoing limitation shall not apply after the occurrence of an Event of Termination.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Permitted Investments" shall mean:

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(a)   direct obligations of, or guaranteed as to the full and timely payment of principal and interest by, the United States or obligations of any agency or instrumentality thereof, if such obligations are backed by the full faith and credit of the United States;

(b)   federal funds, certificates of deposit, time deposits and bankers' acceptances (which shall each have an original maturity of not more than ninety (90) days and, in the case of bankers' acceptances, shall in no event have an original maturity of more than 365 days) of any United States depository institution or trust company organized under the laws of the United States or any state and subject to authorities; provided, that the short-term obligations of such depository institution or trust company are rated in one of the two highest available rating categories by the Rating Agencies;

(c)   commercial paper (having original maturities of not more than thirty (30) days) of any corporation incorporated under the laws of the United States or any state thereof which on the date of the acquisition are rated A-1 or better by S&P and P-1 by Moody's;

(d)   securities of money market funds rated AAm or better by S&P and Aa or better by Moody's; and

(e)   repurchase obligations secured by an investment described in clause (a) above with a market value greater than the repurchase obligation, provided that such security is held by a third party custodian which has a rating for its short-term, unsecured debt or commercial paper (other than such obligations the rating of which is based on the credit of a Person other than such custodian) of P-1 by Moody's and at least A-1 by S&P.

"Permitted Liens" means any of the following:

(a)   Liens for taxes and assessments (i) which are not yet due and payable or (ii) the validity of which are being contested in good faith by appropriate proceedings and with respect to which the Seller is maintaining adequate reserves in accordance with generally accepted accounting principles;

(b)   Liens in favor of the Agent or the Purchasers, including any Liquidity Providers (but only in connection with this Agreement);

(c)   Liens related to storage, work, labor, usage or other liens of like general nature incurred in the ordinary course of business and not in connection with the borrowing of money, provided, in each case, the obligation secured is not overdue or, if overdue, is being contested in good faith by appropriate actions or proceedings;

(d)   Liens in favor of the Seller arising pursuant to the Sale Agreement; and

(e)   imperfections in title or Liens arising by operation of law not material in amount and which, individually or in the aggregate, do not materially interfere with the rights hereunder of any Purchaser or the Agent in the Receivables Assets taken as a whole.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which any Seller or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Program Fee" has the meaning set forth in the Fee Letter.

"Purchase" means a purchase by a Purchaser of an undivided percentage ownership interest in the Receivables Assets (except with respect to the Lock-Box Accounts, with respect to which the Agent shall have a security interest until ownership is conveyed in accordance with Section 6.03 hereof) from the Seller pursuant to Section 2.01 and Section 2.02.

"Purchase Group" means any Conduit Purchaser and its related Committed Purchasers.

"Purchase Limit" means at any time $350,000,000, provided, however, that at all times on and after the Termination Date, the "Purchase Limit" shall mean the aggregate outstanding Capital.

"Purchase Price" has the meaning given such term in Section 2.02(d).

"Purchase Request" has the meaning given such term in Section 2.02(b).

"Purchased Interest" means the undivided percentage ownership interest of a Purchaser in the Receivables Assets (except with respect to the Lock-Box Accounts, with respect to which the Agent shall have a security interest until ownership is conveyed in accordance with Section 6.03 hereof), including the Receivables and the Related Security and Collections related thereto. The Purchased Interest of any Purchaser is expressed as a fraction of the total Receivables Assets, and shall at any time be equal to such Purchaser's Ratable Share of an amount computed as follows:

$$\frac{C + RR}{NRPB}$$

where:

C = The outstanding amount of Capital at such time

RR = The Required Reserves at such time.

NRPB = The Net Receivables Pool Balance at such time

provided, that from and after the Termination Date, the Purchased Interest of each Purchaser shall be the Purchased Interest of such Purchaser as calculated on the Business Day immediately preceding the Termination Date.

"Purchaser" means any Conduit Purchaser or Committed Purchaser, as applicable, and "Purchasers" means, collectively, the Conduit Purchasers and the Committed Purchasers.

"Purchaser Rate" means, for any Settlement Period (i) with respect to the Committed Purchasers, a rate equal to the Assignee Rate for such Settlement Period, and (ii) with respect to a Conduit Purchaser, (x) its CP Rate or (y) a rate equal to the Assignee Rate for such Settlement Period if at any time and for any reason whatsoever, (1) such Conduit Purchaser shall not fund Purchases or maintain Capital during such Settlement Period through the issuance of CP Notes in the United States commercial paper market, (2) the Agent shall have required that Payment Dates occur more frequently than monthly pursuant to the proviso in the definition of "Payment Date" or (3) the Purchaser shall have assigned Capital to a Liquidity Provider or to any other permitted assignee (other than a Conduit Purchaser) pursuant to Section 10.04.

"Purchaser's Ratable Share" means, at any time with respect to any Purchaser, the amount of such Purchaser's Capital at such time divided by the aggregate amount of Capital of all Purchasers at such time.

"Rate Variance Factor" means 1.5, or such other number as determined by the Agent (in its commercially reasonable determination) and notified by the Agent to the Servicer upon at least five (5) days' notice.

"Rating Agency" means, as applicable, either or both of S&P and Moody's or their respective successors.

"Ratings Downgrade Event" means the reduction of TRW's senior unsecured long term debt rating to (i) less than BBB- by S&P and Baa3 by Moody's or (ii) less than BB+ by S&P or Ba1 by Moody's.

"Receivable" means all indebtedness of an Obligor arising under a Contract from the sale of merchandise or provision of services by any of the operating units of an Originator identified on Schedule I hereto, including all interest and finance charges.

"Receivables Assets" means, at any time, all then outstanding Receivables (excluding Repurchased Receivables), Related Security with respect to such Receivables, the Lock-Box Accounts, all right, title and interest of the Seller in, to and under the Sale Agreement, each Transfer Agreement and all other proceeds of the foregoing, including, without limitation, all Collections of Receivables.

"Records" means all agreements, documents, instruments, books, records and other information (including, without limitation, computer programs, tapes, discs, punch cards, data processing software and related property and rights) maintained by or on behalf of the Seller with respect to the Receivables (excluding Repurchased Receivables), the related Obligors and the Related Security.

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"Reinvestment Purchase" has the meaning assigned to that term in Section 2.02(a).

"Related Security" means, with respect to any Receivable (excluding Repurchased Receivables), all right, title and interest of the Seller or TRW in, to and under: (i) all security interests or liens and property subject thereto from time to time purporting to secure payment of such Receivable, whether pursuant to the related Contract or otherwise, (ii) all UCC financing statements or other filings covering any collateral securing payment of such Receivable, (iii) all guarantees, prepayment penalties, indemnities, warranties, letters of credit, insurance policies and proceeds and premium refunds thereof and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Receivable whether pursuant to the related Contract or otherwise, (iv) all Records related to such Receivable and (v) all proceeds of the foregoing.

"Repurchased Receivable" means a Receivable (together with all Related Security relating to such Receivable and all Collections with respect to, and other proceeds of, such Receivable) with respect to which the Purchasers' interest therein is reconveyed to the Seller pursuant to Section 8.04 hereof.

"Required Receivables Balance" means, at any time, an amount equal to the sum of (a) the aggregate Capital at such time, plus (b) the Required Reserves at such time, minus (c) the amounts on deposit in the Collection Account at such time that have been deposited into the Collection Account and held by the Servicer in accordance with the second proviso of Section 2.04(c)(ii).

"Required Reserves" means, at any time, the sum of the Loss Reserve, the Yield Reserve, Servicer Fee Reserve, the Volatility Reserve and the Dilution Reserve at such time.

"Responsible Officer" means, with respect to any Person, the chief financial officer, the controller or the treasurer of such Person, and any other Person named in a certificate delivered to the Agent from time to time.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

"Sale Agreement" means that certain Receivables Sale Agreement dated as of the date hereof, entered into between TRW and the Seller, pursuant to which TRW transfers all of its right, title and interest in and to the Receivables and Related Security to the Seller.

"Sales-Based Default Ratio" means, for any Monthly Period, the average (expressed as a percentage) of the ratios for each of the three most recently ended Monthly Periods, in each case, determined as of the last day of each such Monthly Period by dividing (i) the aggregate Outstanding Balance of all Receivables that were 91-120 days past due on such date or were written off the books of the Seller at any time during such Monthly Period by (ii) the aggregate Outstanding Balance of all Receivables that were generated during the fifth preceding Monthly Period.

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"Scheduled Termination Date" means, (i) with respect to the Committed Purchasers' Commitments hereunder, November 19, 2002, unless such date is extended with the consent of the parties hereto and (ii) with respect to the Conduit Purchasers, the earlier of (x) November 20, 2006, unless such date is extended with the consent of the parties hereto and (y) the termination of the Conduit Purchasers' liquidity back-stop facilities with respect to this Agreement.

"Seller" means TRW Receivables Inc., a Delaware corporation, in its capacity as Seller hereunder, together with its successors and permitted assigns.

"Servicer" means at any time TRW, solely in its capacity as Servicer, or such other Person(s) then authorized pursuant to   Section 6.01 to service, administer, bill and collect Receivables.

"Servicer Fee" means a fee with respect to each Monthly Period, payable in arrears on the next succeeding Payment Date for the account of the Servicer, in an amount equal to the product of (i) the aggregate Outstanding Balances of all Receivables as of the last day of such Monthly Period, (ii) the per annum rate of one percent (1.00%) and (iii) a fraction equal to the number of actual days elapsed in such Monthly Period divided by 360; provided, that if the Servicer is not TRW or an Affiliate of TRW, the Servicer Fee shall be the greater of the foregoing amount and 110% of the reasonable costs and expenses of servicing the Receivables Assets.

"Servicer Fee Reserve" means, as of any date, an amount equal to the sum of (1) the product of (i) the aggregate Outstanding Balance of Receivables as of such date, (ii) a per annum rate equal to one percent (1.00%), and (iii) a fraction having as its numerator the sum of (A) the Average Maturity and (B) the Collection Delay Period, and having as its denominator 360, plus (2) the accrued and unpaid Servicer Fee as of such date.

"Servicer Termination Event" means the occurrence of any of the following with respect to the Servicer:

(a)   the Servicer shall fail to make any payment or deposit in respect of Capital, Yield, Facility Fees, Program Fees or Servicer Fees required to be made by it hereunder when due and such failure shall continue for one (1) Business Day after the first to occur of knowledge thereof by a Responsible Officer of the Servicer or receipt of written notice thereof from the Agent to the Servicer; or

(b)   the Servicer shall fail to make any payment or deposit (other than those amounts referred to in   clause (a) above) required to be made by it hereunder when due and such failure shall continue for three (3) Business Days after receipt of written notice thereof from the Agent to the Servicer; or

(c)   the Servicer shall fail to perform or observe in any material respect, any other term, covenant or agreement contained in this Agreement or any other Facility Document on its part to be performed or observed and such failure remains unremedied for fifteen (15) days after the first to occur of knowledge thereof by a Responsible Officer of the Servicer or notice thereof from the Agent to the Servicer; or

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(d)   any representation or warranty made or deemed to be made by the Servicer under this Agreement, any Investor Report or any Purchase Request shall prove to have been false or incorrect in any material respect when made and the Servicer shall fail to complete corrective actions reasonably satisfactory to the Agent within fifteen (15) days after the first to occur of knowledge thereof by a Responsible Officer of the Servicer or notice thereof from the Agent to the Servicer; or

(e)   the Servicer shall generally fail to pay, or admit in writing its inability to pay, its debts as they become due; or the Servicer shall apply for, consent to, or acquiesce in the appointment of, a trustee, receiver, or other custodian for it or for a substantial part of its property, or make a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, or receiver, or other custodian shall be appointed for the Servicer or for a substantial part of its property; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, shall be commenced in respect of the Servicer and, if such case or proceeding is not commenced by the Servicer, it is consented to or acquiesced in by the Servicer, or remains undismissed or unstayed for ninety (90) consecutive days; or the Servicer shall take any corporate action to authorize any of the foregoing; or

(f)   if TRW is the Servicer, a Ratings Downgrade Event shall occur; or

(g)   if TRW is the Servicer, an Event of Termination described in Section 7.01(n) shall occur;

(h)   the Servicer shall resign (other than in accordance with Section 6.01(b) hereof), be replaced or otherwise cease to perform as Servicer hereunder or the Servicer shall resign, be replaced or otherwise cease to perform as Servicer with respect to the Receivables Assets under the Sale Agreement, unless in any such case, the successor Servicer is an Affiliate of TRW.

"Settlement Period" means a period equal to one (1) calendar month, provided however, that the first Settlement Period shall commence on the Effective Date and terminate on the last day of the calendar month in which such Settlement Period commenced; provided, further, that when used with respect to any Settlement Period for which the Purchaser Rate is based on the LIBO Rate, "Settlement Period" shall mean any one-month period commencing on the date such LIBO Rate is set; provided, further, that the Agent may, in its discretion, select any period or periods of time as Settlement Periods following the occurrence and during the continuance of an Event of Termination or a Ratings Downgrade Event, which period or periods may be no less than one week after the occurrence of a Ratings Downgrade Event but may be any period as the Agent shall determine after the occurrence of an Event of Termination.

"Special Concentration Limit" has the meaning assigned to that term in the definition of "Concentration Limit."

"Subsidiary" means, as to any Person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the

Board of Directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person.

"Termination Date" means the earliest to occur of (i) the Scheduled Termination Date, (ii) the declaration or automatic occurrence of the Termination Date pursuant to Section 7.01, (iii) that Business Day which the Seller designates as the Termination Date by notice to the Agent at least thirty (30) calendar days prior to such Business Day (iv) upon the occurrence and during the continuance of a "Purchase Termination Event" under, and as defined in, the Sale Agreement, the date on which the Seller gives notice to TRW (in its capacity as "Seller" under the Sale Agreement) and the Agent declaring its obligation to purchase Receivables under the Sale Agreement to be terminated, (v) the date on which the Agent and the Seller receive notice from TRW that TRW declined to make a capital contribution to the Seller as described in Section 2.02(e) of the Sale Agreement, and (vi) that Business Day which TRW (in its capacity as "Seller" under the Sale Agreement) designates as the "Purchase Termination Date" under, and as defined in, the Sale Agreement, by notice to the Seller and the Agent at least thirty (30) days prior to such Business Day.

"Transfer Agreement" means each Receivables Transfer Agreement dated as of the date hereof, entered into between an Originator and TRW, pursuant to which such Originator transfers all of its right, title and interest in and to the Receivables and Related Security to TRW.

"TRW" means TRW Inc., an Ohio corporation.

"UCC" means the Uniform Commercial Code as from time to time in effect in the applicable jurisdiction.

"Unfunded Pension Liability" means the excess of a Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"Volatility Reserve" means (i) as of any date prior to the occurrence of a Ratings Downgrade Event, $0.00, and (ii) at any time after the occurrence of a Ratings Downgrade Event, an amount equal to the lesser of (a) the product of (1) 10.0% and (2) the aggregate Capital outstanding at such time, and (b) the greatest decrease in the aggregate Outstanding Balance of all Receivables, measured as of the last day of any two consecutive Monthly Periods during the twelve Monthly Periods immediately preceding such date.

"Yield" means, for any Settlement Period, an amount equal to:

$$(PR \times C \times ED/360) + AY$$

where:

PR = the weighted average daily (calculated as a function of not only the interest rate but also the amount of Capital allocated to such interest rate) Purchaser Rate for such Settlement Period.

C = the average daily outstanding Capital during such Settlement Period.

ED = the actual number of days elapsed during such Settlement Period.

AY = any Additional Yield accruing during such Settlement Period.

"Yield Reserve" means, as of any date of determination, an amount equal to the sum of (i) the Liquidation Yield and (ii) the accrued and unpaid Yield, fees and other amounts due and payable with respect to Capital.

SECTION 1.02. Other Terms and Constructions. Under this Agreement, all accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles as in effect in the United States, and all accounting determinations made and all financial statements prepared hereunder shall be made and prepared in accordance with generally accepted accounting principles. All terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9. The words "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole, including the exhibits and schedules hereto, as the same may from time to time be amended or supplemented and not to any particular section, subsection, or clause contained in this Agreement, and all references to Sections, Exhibits and Schedules shall mean, unless the context clearly indicates otherwise, the Sections hereof and the Exhibits and Schedules attached hereto, the terms of which Exhibits and Schedules are hereby incorporated into this Agreement. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience and do not define, limit, construe or describe the scope or intent of the provisions of this Agreement. Each of the definitions set forth in Section 1.01 hereof shall be equally applicable to both the singular and plural forms of the defined terms. Unless specifically stated otherwise, all references herein to any agreements, documents or instruments shall be references to the same as amended, restated, supplemented or otherwise modified from time to time.

SECTION 1.03. Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding."

ARTICLE II
AMOUNTS AND TERMS OF THE PURCHASES

SECTION 2.01. The Purchase Facility.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, from the Effective Date through the Business Day immediately preceding the Termination Date, the Seller at its discretion agrees to sell to the Purchasers undivided percentage ownership interests in the Receivables Assets (except with respect to the Lock-Box Accounts, with respect to which the Agent shall have a security interest until ownership is conveyed in accordance with Section 6.03 hereof) equal to the Purchased Interest of each respective Purchaser, and each Conduit Purchaser may, in its sole discretion, purchase, and if such Conduit Purchaser fails or declines to so

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purchase, the related Committed Purchasers shall purchase, such undivided percentage ownership interests.

(b)   The Seller may, upon at least five (5) days' notice to the Agent and the Managing Agents, terminate in whole or reduce in part the unused portion of the Purchase Limit; provided that each partial reduction of the Purchase Limit shall be in an amount equal to $5,000,000 or an integral multiple of $1,000,000 in excess thereof. Any such reduction shall be allocated to each Purchase Group pro-rata based on the aggregate Committed Purchaser Percentage of the Committed Purchasers in such Purchaser Group (unless otherwise agreed to by the Agent and the Seller), and such allocation to any Purchase Group shall be further allocated to each Committed Purchaser in such Purchase Group ratably in accordance with the size of their respective Commitments (unless otherwise agreed to by such Committed Purchasers).

(c)   For the purpose of obtaining a valid and perfected first priority ownership interest or security interest in each Receivable and in the Related Security, Collections and other Receivables Assets with respect thereto, this Agreement is intended to constitute a security agreement under the UCC, the Seller hereby grants to the Agent a security interest in the Receivables Assets and each Purchaser hereby appoints the Agent as its representative with respect to the acquisition of Purchased Interests and to be the named secured party on all financing statements filed on behalf of the Purchasers.

SECTION 2.02. Making the Purchases.

(a)   Types of Purchases. Each purchase of undivided percentage ownership interests in the Receivables Assets (except with respect to the Lock-Box Accounts, with respect to which the Agent shall have a security interest until ownership is conveyed in accordance with Section 6.03 hereof) by the Purchasers hereunder shall consist of either (i) a purchase made by the applicable Purchasers with new funds provided by such Purchasers (each, a "Capital Purchase") or (ii) a purchase made by the applicable Purchasers in consideration for the allocations made in accordance with Section 2.04 (each, a "Reinvestment Purchase"). The first purchase hereunder shall be a Capital Purchase.

(b)   Capital Purchases. The Seller shall provide each of the Managing Agents with a purchase notice, in the form of Exhibit B (each a "Purchase Request"), no later than 3:00 p.m. (New York time) at least two (2) Business Day prior to each Capital Purchase. Each Purchase Request shall, except as set forth below, be irrevocable and shall specify the requested Purchase Price (not to be less than $5,000,000) and date of purchase (which shall be a Business Day). Following receipt of a Purchase Request, each Managing Agent will determine whether the relevant Conduit Purchaser will make the requested Capital Purchase. If any Conduit Purchaser declines to make such Capital Purchase, its Managing Agent shall promptly notify the Agent and the Seller and the Seller may, on the day it receives such notice, either (x) cancel the applicable Purchase Request or (y) request that the related Committed Purchasers make such Capital Purchase, in each case by notice to the Agent and the Managing Agents. If the Seller does not so notify the Agent and the Managing Agents, then the applicable Purchase Request shall be deemed to be canceled. On the date of each Capital Purchase, upon satisfaction of the applicable conditions precedent set forth in Article III, each Conduit Purchaser or Committed Purchaser, as applicable, shall make available to its Managing Agent at its address listed beneath its signature

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on its signature page to this Agreement, in same day funds, an amount equal to (1) in the case of a Conduit Purchaser, such Conduit Purchaser's Conduit Purchaser Percentage of the aggregate Purchase Price with respect to such Capital Purchase, and (2) in the case of a Committed Purchaser, such Committed Purchaser's Committed Purchaser Percentage of the aggregate Purchase Price with respect to such Capital Purchase. After receipt by each Managing Agent of such funds, such Managing Agent will make such funds available to the Seller by wire transfer to such account as shall have been designated by the Seller or the Servicer.

(c)   Reinvestment Purchases. On each Business Day until the Business Day immediately preceding the Termination Date, each Purchaser shall automatically be deemed to have made a Reinvestment Purchase unless, with respect to a Conduit Purchaser, the Managing Agent shall have notified the Seller and the Servicer that such Conduit Purchaser shall not make such Reinvestment Purchase for any reason. If the Managing Agent provides such notice and after giving effect to the assignment described in   Section 2.02(g), the Collections allocated to the Purchaser on such Business Day pursuant to   Section 2.04(b)(i) shall be applied in accordance with Section 2.04(c).

(d)   Purchase Price. The purchase price (the " Purchase Price") with respect to a Capital Purchase shall be equal to the amount requested by the Seller to be paid by the applicable Purchasers pursuant to   Section 2.02(a). The Purchase Price for a Capital Purchase may in no event be greater than the excess, if any, of (1) the lesser of the Purchase Limit and the Adjusted Net Receivables Pool Balance on the date of such Purchase, over (2) the aggregate amount of outstanding Capital (before giving effect to such Purchase).

(e)   Effect of Purchases. Upon each Purchase, the Seller hereby pledges, grants a security interest in and assigns to the Agent, for the benefit of the Purchasers, all of the right and title to and interest in the Receivables Assets (except with respect to the Lock-Box Accounts, with respect to which the Agent shall have a security interest until ownership is conveyed in accordance with   Section 6.03 hereof), including, without limitation, the Receivables, the Related Security and Collections included within such Receivables Assets, as security for the payment and performance of all obligations of the Seller hereunder.

(f)   Several Nature of the Obligations. Notwithstanding anything to the contrary contained herein, the Agent shall not be required to deposit or otherwise make available to the Seller any amount in respect of any Capital Purchase in excess of the aggregate amount actually received by the Agent from the applicable Purchasers in respect thereof. The Commitments of the Committed Purchasers hereunder are several and not joint. The failure of any Committed Purchaser to make any Purchase required to be made by it in accordance with Section 2.02(b) shall not relieve any other Committed Purchaser of its obligation, if any, hereunder to make any payment required of it on such day or on any later date, but no Committed Purchaser shall be responsible for the failure of any other Committed Purchaser to make any Purchase or other payment required hereunder to be made by such other Committed Purchaser.

(g)   Agreement to Assign. On any date on which a Conduit Purchaser declines to make a Capital Purchase or gives notice in accordance with Section 2.02(c) that it will not make a Reinvestment Purchase, such Conduit Purchaser shall sell, and the related Committed Purchaser shall purchase, all of such Conduit Purchaser's right, title and interest in and to its

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Purchased Interest together with accrued and unpaid Yield thereon, in each case as of such date and immediately prior to the allocation made pursuant to Section 2.04(b), automatically and without any further action on the part of any Person. In consideration of such purchase, the applicable Committed Purchaser shall pay to such Conduit Purchaser an amount equal to the sum of the amount of such Conduit Purchaser's outstanding Capital plus accrued and unpaid Yield thereon plus any unpaid Program Fees, Facility Fees or Other Fees owed to such Conduit Purchaser.

SECTION 2.03. Yield and Fees.

(a)   Yield shall accrue on the outstanding Capital of a Purchased Interest on each day during a Settlement Period at the applicable Purchaser Rate. On each Payment Date, the Seller shall pay to each Managing Agent, for the account of the related Purchasers, an amount equal to accrued and unpaid Yield with respect to the immediately preceding Settlement Period from Collections in accordance with Section 2.04.

(b)   On each Payment Date, the Seller shall pay to the Agent, for the account of the Purchasers, an amount equal to the sum of the unpaid Program Fees, Facility Fees and Other Fees with respect to the immediately preceding Settlement Period from Collections in accordance with Section 2.04.

SECTION 2.04. Settlement Procedures.

(a)   Treatment of Dilution Payments . If on any day the Outstanding Balance of any Receivable (other than a Repurchased Receivable) is either reduced or canceled as a result of a Dilution Factor, the Seller shall be deemed to have received on the Payment Date immediately following the day on which such reduction or cancellation occurs, an amount equal to the amount of such reduction, or in the case of a cancellation, the Outstanding Balance of such Diluted Receivable. If the Seller is on any day deemed to have received Collections pursuant to this Section 2.04(a), the Seller shall pay an amount of funds equal to such deemed Collections to the Servicer for allocation and application in accordance with this Section 2.04 (it being understood that, to the extent of any adjustments owed to the Seller by TRW under the Sale Agreement with respect to such Dilution Factors, the Servicer can make such deposits into the Collection Account).

(b)   Daily Allocation of Collections . Both before and after the Termination Date, on each Business Day during a Settlement Period, the Servicer shall determine the Collections received on such day and shall allocate such Collections and pay the balance of Collections not so allocated in the following manner:

(i)   first, to the Agent for the benefit of the Purchasers, an amount equal to the product of (x) the aggregate of the Purchased Interests, and (y) the amount of such Collections on such day, which amount shall be applied by the Servicer in accordance with Section 2.04(c) below; and

(ii)   second, pay the balance of such Collections to the Seller or, to the extent the Seller owes any amount to TRW under the Sale Agreement, remit such funds to TRW by wire transfer to such account as shall have been designated by TRW.

(c)   Daily Application of Collections. On each Business Day prior to the Termination Date, the Servicer shall apply the Collections allocated pursuant to Section 2.04(b)(i) as follows:

(i)   first, if a Reinvestment Purchase is to be made on such day in accordance with Section 2.02(c) hereof, to make such Reinvestment Purchase and pay to TRW the "Purchase Price" (as defined in the Sale Agreement) of Receivables being purchased on such Business Day by the Seller pursuant to Section 2.02(a) of the Sale Agreement; and

(ii)   second, if and to the extent Collections are not applied in accordance with clause (i) of this Section 2.04(c), the Servicer shall set aside and hold such Collections in trust for the benefit of the Purchasers; provided, however, that so long as the Termination Date has not occurred, the Servicer shall be permitted to use such Collections (whether or not such Collections have been deposited in the Collection Account) for the general corporate purposes of TRW (including, without limitation, to make cash capital contributions to the Seller for the purpose of enabling the Seller to make principal payments on the Subordinated Note) (subject to the Servicer's obligations described in Section 2.04(d)) and, to the extent not so used, shall apply such Collections to make Reinvestment Purchases in accordance with Sections 2.02(c) and 2.04(c)(i) and to make distributions in accordance with Sections 2.04(e)(i) and (ii); provided, further, however, that if (A) a Ratings Downgrade Event has occurred and is continuing, and (B) the Servicer is aware that the Required Receivables Balance exceeds the Net Receivables Pool Balance at such time, the Servicer shall deposit to the Collection Account out of such Collections an amount equal to the excess (if any) of the Required Receivables Balance over the Net Receivables Pool Balance prior to using such Collections for any other purposes permitted pursuant to this Section 2.04(c)(ii), and shall retain the amount so deposited until application in accordance with Sections 2.04(e)(i) and (ii) or Section 2.04(f).

(d)   Servicer's Responsibilities With Respect to Collections. The Servicer shall manage Collections such that on each Payment Date there are sufficient Collections and amounts on deposit in the Collection Account available to pay the amounts required to be paid in accordance with Sections 2.04(e)(i) and (ii) on such Payment Date. In connection with the foregoing, on each Payment Date prior to the Termination Date, the Servicer shall remit (out of funds then available to it from Collections or, if such Collections are insufficient, out of its own funds, subject to the proviso at the end of this sentence) to the Agent for the benefit of the Purchasers, an amount equal to the amounts required to be paid pursuant to Sections 2.04(e)(i) and (ii); provided, however, that the Servicer's obligations under this Section 2.04(d) shall be limited to an amount equal to the aggregate amount of Collections received by the Servicer during the immediately preceding Settlement Period from funds allocated in accordance with Section 2.04(b)(i) which are not used to make Reinvestment Purchases in accordance with Sections 2.04(c)(i) or (ii) or deposited by the Servicer into the Collection Account pursuant to Section 2.04(c)(ii). The obligations described in this Section 2.04(d) are obligations of the Servicer in its individual capacity and are not limited to Collections it then holds.

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(e)   Application of Funds Prior to the Termination Date . By 3:00 p.m., New York City time, on each Payment Date prior to the Termination Date, funds on deposit in the Collection Account or held by the Servicer shall be distributed to the Agent, for the benefit of the Purchasers, as follows:

     (i)   first, in payment of the following amounts in the following order for allocation to the relevant Affected Parties (or the Servicer, as the case may be): (1) Yield, for allocation ratably among the Purchasers, (2) Facility Fees, (3) Program Fees, (4) Other Fees and (5) Servicer Fees, in each case with respect to the immediately preceding Settlement Period; and

     (ii)   second, in payment to the Purchasers (ratably in accordance with their respective Purchased Interests) of an amount equal to the excess (if any) of the Required Receivables Balance over the Net Receivables Pool Balance as of the last day of the immediately preceding Settlement Period; and

Any remaining funds on deposit in the Collection Account shall be remitted and released to the Servicer, and any remaining funds held by the Servicer shall be released to the Servicer, in each case, for application in accordance with   Section 2.04(c).

(f)   Application of Collections Following the Termination Date . On each Business Day on and after the Termination Date, the Servicer shall remit all Collections received by or on behalf of the Seller to the Collection Account and, on such Business Day, the Agent shall apply all such Collections as follows:

     (i)   first, in payment of accrued and unpaid Yield with respect to the Settlement Period in which such Business Day falls, for allocation ratably among the Purchasers;

     (ii)   second, in payment of the following amounts in the following order, for allocation to the relevant Affected Parties (or the Servicer, as the case may be) (to the extent then accrued and unpaid): (1) Facility Fees, (2) Program Fees, (3) Other Fees and (4) Servicer Fees;

     (iii)   third, in payment of outstanding Capital, for allocation ratably among the Purchasers;

     (iv)   fourth, in payment of all other amounts due and payable to the Affected Parties; and

     (v)   fifth, following the Final Collection Date, the balance to the Seller.

(g)   Application of Funds Remitted to Collection Account . On each Business Day on which Collections are remitted to or deposited in the Collection Account as the result of the exercise of the Agent's rights pursuant to   Section 6.03, the Agent shall (i) prior to the Termination Date, distribute such funds from the Collection Account to the Servicer for further allocation and application in accordance with Sections 2.04(b), (c) and (d) and (ii) on and after the Termination Date, apply all such Collections in accordance with Section 2.04(f).

SECTION 2.05. Payments and Computations, Etc. All amounts to be paid or deposited by the Seller or the Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 3:00 p.m. (New York City time) on the day when due in lawful money of the United States of America in immediately available funds to such account as the Agent or the relevant Managing Agents may designate from time to time in writing. The Seller and the Servicer shall, to the extent permitted by law, pay to the Agent interest on all amounts not paid or deposited or debited by such Person when due hereunder at 2% per annum above the Base Rate, payable on demand. Such interest shall be retained by the Agent except to the extent that such failure to make a timely payment or deposit has continued beyond the date for distribution by the Agent of such overdue amount to the applicable Purchaser or the applicable Liquidity Provider, in which case such interest accruing after such date shall be for the account of, and distributed by the Agent to, such Purchaser or such Liquidity Provider. All computations of interest and all computations of Yield, Facility Fees, Program Fees, Servicer Fees and Other Fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first but excluding the last day) elapsed. In no event shall any provision of this Agreement require the payment or permit the collection of Yield or interest in excess of the maximum permitted by applicable law. In the event that any payment hereunder (whether constituting a payment of Capital, Yield or any other amount) is rescinded or must otherwise be returned for any reason, the amount of such payment shall be restored and such payment shall be considered not to have been made.

SECTION 2.06. Additional Yield. To the extent Yield is calculated during any Settlement Period by reference to the LIBO Rate, the Seller shall pay to the Agent for the account of the Purchasers and the Liquidity Providers (without duplication of amounts otherwise payable hereunder), so long as Citibank shall be required under regulations of the Board of Governors of the Federal Reserve System to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency Liabilities, additional Yield ("Additional Yield") on outstanding Capital for each day during such Settlement Period, at a rate per annum equal at all times to the remainder obtained by subtracting (i) the LIBO Rate of such Settlement Period from (ii) the rate obtained by dividing such LIBO Rate by the percentage equal to 100% minus the Eurodollar Reserve Percentage for such Settlement Period.

SECTION 2.07. Yield Protection.

(a)   If due to either: (i) the introduction of or any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation by any Governmental Authority of any law or regulation (other than laws or regulations relating to taxes) after the date hereof or (ii) the compliance by any Purchaser, any Liquidity Provider, the Agent or any Managing Agent with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) imposed after the date hereof, (1) there shall be an increase in the cost to such Purchaser or such Liquidity Provider of accepting, funding or maintaining any Purchase hereunder, (2) there shall be a reduction in the amount receivable with regard to any Receivable (other than as a result of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor) or (3) such Purchaser

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or such Liquidity Provider shall be required to make a payment calculated by reference to the Purchased Interests purchased by it or Yield received by it, then the Seller shall, from time to time, upon demand by the Agent, pay the Agent for the account of such Purchaser or such Liquidity Provider (as a third party beneficiary, in the case of any Affected Party other than one of the Purchasers), that portion of such increased costs incurred, amounts not received or required payment made or to be made, which the Agent reasonably determines is attributable to accepting, funding and maintaining any Purchase hereunder. In determining such amount, the Agent may use any reasonable averaging and attribution methods. The applicable Purchaser or the applicable Liquidity Provider shall submit to the Seller a certificate describing in reasonable detail the basis for and the calculation of such increased costs incurred, amounts not received or receivable or required payment made or to be made, which certificate shall, in the absence of manifest error, be conclusive and binding for all purposes. Each of the Agent, each Purchaser and each Liquidity Provider agrees to use reasonable efforts to notify the Seller promptly upon learning that amounts for which it is entitled to seek reimbursement under this Section 2.07 have begun to accrue. Notwithstanding anything in this Section 2.07 to the contrary, the Seller shall only be obligated to pay those amounts under this Section 2.07 that are incurred or that accrue or arise after the date that is forty-five (45) days prior to the date notice is submitted to the Seller of such amounts; provided, that if any of the events described in this Section 2.07(a) which give rise to a claim under this Section 2.07 is retroactive, then such 45-day period shall be extended to include the period of retroactive effect thereof.

(b)   Prior to demand by any Affected Party of amounts owing under this Section 2.07, the Affected Party agrees (in order to receive amounts due pursuant to this Section 2.07) that it will use reasonable efforts to reduce or eliminate any claim for compensation pursuant to said Section 2.07 including, subject to applicable law, a change in its applicable lending office for this transaction; provided, however, that nothing herein contained shall obligate an Affected Party to take any action which, in the reasonable opinion of such Affected Party, is unlawful, otherwise adverse to its interests or results in any unreimbursed cost or expense to such Affected Party, which cost or expense would not have been incurred but for such action.

SECTION 2.08. Increased Capital.

(a)   If either (i) the introduction of or any change in or in the interpretation by any Governmental Authority of any law or regulation or (ii) compliance by any Affected Party with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) imposed after the date hereof affects or would affect the amount of capital required or expected to be maintained by such Affected Party or such Affected Party reasonably determines that the amount of such capital is increased by or based upon the existence of any Purchaser's agreement, in its discretion, to make or maintain Purchases hereunder and other similar agreements or facilities, then, upon demand by such Affected Party or the Agent, the Seller shall immediately pay to such Affected Party (as a third party beneficiary, in the case of any Affected Party other than one of the Purchasers) or the Agent for the account of such Affected Party from time to time, as specified by such Affected Party or the Agent, additional amounts sufficient to compensate such Affected Party in light of such circumstances, to the extent that such Affected Party or the Agent on behalf of such Affected Party reasonably determines such increase in capital to be allocable to the existence of the applicable Purchaser's agreements hereunder. A certificate describing in reasonable detail the

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basis for and calculation of such amounts submitted to the Seller by such Affected Party or the Agent, shall, in the absence of manifest error, be conclusive and binding for all purposes. Notwithstanding anything in this Section 2.08 to the contrary, the Seller shall only be obligated to pay those amounts under this Section 2.08 that are incurred or that accrue or arise after the date that is forty-five (45) days prior to the date notice is submitted to the Seller of such amounts; provided, that if any of the events described in this Section 2.08(a) which give rise to a claim under this Section 2.08 is retroactive, then such 45-day period shall be extended to include the period of retroactive effect thereof.

(b)   If any Affected Party shall incur any loss, cost or expense as a result of the failure of any Capital Purchase to be made on the date specified in the applicable Purchase Request for any reason (other than the failure of such Affected Party to fund any such Capital Purchase), the Seller shall, upon demand by the Agent, pay the Agent for the account of such Affected Party the amount of such losses, costs and expenses. Such Affected Party shall submit to the Seller and the Agent a certificate as to such amounts, which certificate shall, in the absence of manifest error, be conclusive and binding for all purposes.

(c)   Prior to demand by any Affected Party of amounts owing under this Section 2.08, such Affected Party agrees (in order to receive amounts due pursuant to this Section 2.08) that it will use its reasonable efforts to reduce or eliminate any claim for compensation pursuant to said Section 2.08 including, subject to applicable law, a change in its applicable lending office for this transaction; provided, however, that nothing herein contained shall obligate any Affected Party to take any action which, in the reasonable opinion of such Affected Party, is unlawful, otherwise adverse to its interests or results in any unreimbursed cost or expense to such Affected Party, which cost or expense would not have been incurred but for such action.

SECTION 2.09. Taxes.

(a)   Except to the extent required by applicable law, any and all payments and deposits required to be made hereunder or under any instrument delivered hereunder by the Seller hereunder shall be made, in accordance with Section 2.05, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (except for net income taxes that are imposed by the United States and franchise taxes and net income taxes that are imposed on such Affected Party by the state or foreign jurisdiction under the laws of which such Affected Party is organized or in which it is otherwise doing business or any political subdivision thereof). If the Seller or the Servicer shall be required by law to make any such deduction, (i) the Seller shall make an additional payment to such Affected Party, in an amount sufficient so that, after making all required deductions (including deductions applicable to additional sums payable under this Section 2.09), such Affected Party receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Seller or the Servicer, as the case may be, shall make such deductions and (iii) the Seller or the Servicer, as the case may be, shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)   In addition, the Seller agrees to pay any present or future stamp or other documentary taxes or any other excise or property taxes or similar levies which arise from any payment made hereunder or under any instrument delivered hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any instrument delivered hereunder.

(c)   Each Affected Party which is not organized under the laws of the United States or any State thereof shall, on or prior to the date that such Affected Party becomes a party to or obtains rights under this Agreement, and prior to any payment being made by the Seller to such Affected Party, deliver to the Seller (i) two duly completed and executed copies of the IRS Form W-8 (BEN) or W-8 (ECI) (or any successor form) as applicable; and (ii) such other forms or certificates as may be required under the laws of any applicable jurisdiction (on or before the date that any such form expires or becomes obsolete), in order to permit the Seller to make payments to, and deposit funds to or for the account of, such Affected Party hereunder and under the other Facility Documents without any deduction or withholding for or on account of any tax. Each such Affected Party shall submit to the Seller (copied to the Agent) two updated, completed, and duly executed versions of: (i) all forms referred to in the previous sentence upon the expiry of, or the occurrence of any event requiring a change in, the most recent form previously delivered by it to the Seller or the substitution of such form; and (ii) such extensions or renewals thereof as may reasonably be requested by the Seller.

(d)   For any period with respect to which an Affected Party has failed to provide the Seller with the appropriate form as required by Section 2.09 (c) above (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided), such Affected Party shall not be entitled to indemnification under Sections 2.09 (a) or (b) above with respect to taxes imposed by the United States; provided, that if an Affected Party which is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the Seller shall take such steps as such Affected Party shall reasonably request to assist such Affected Party to recover such taxes.

SECTION 2.10. Tax and Accounting Treatment. It is the intention of the Seller, the Servicer, the Agent and the Purchasers that (i) any outstanding Capital will be treated as indebtedness of the Seller to the Purchasers secured by the Receivables Assets for all state, federal and local tax purposes, and (ii) each Purchase hereunder will be treated as a sale for accounting purposes (the " Intended Characterization"). Each of the Seller, the Servicer, the Agent and the Purchasers, by entering into this Agreement, agrees to report such transactions in a manner consistent with the Intended Characterization.

SECTION 2.11. Sale Agreement Rights. The Seller acknowledges that all of the Seller's right title and interest in, to and under the Sale Agreement are part of the Receivables Assets. The Agent agrees that, without limiting the provisions of Section 5.01(l) or Section 5.03(n), unless an Event of Termination has occurred and is continuing, the Seller shall have the right to enforce all of its rights and remedies under the Sale Agreement. The assignment to the Agent pursuant to this Section 2.11 shall terminate upon the Final Collection Date; provided, however, that the rights of the Agent pursuant to such assignment with respect to rights and remedies in connection with any indemnification or any breach of any representation, warranty or covenant made by TRW in the Sale Agreement shall be continuing and shall survive any termination of such assignment.

ARTICLE III
CONDITIONS OF PURCHASES

SECTION 3.01. Conditions Precedent to Initial Purchase. The Managing Agents shall have received each of the documents, instruments, opinions and other agreements listed on Exhibit H, together with all fees due and payable on the Effective Date as a condition precedent to the initial Purchase.

SECTION 3.02. Conditions Precedent to All Purchases. Each Purchase (including the initial Purchase) by the Purchasers from the Seller shall be subject to the further conditions precedent that on the date of each Purchase, each of the following shall be true and correct both before and after giving effect to such Purchase:

    (i)   The representations and warranties contained in Article IV are correct on and as of such date as though made on and as of such date (except for those representations and warranties which are specifically made only as of a different date, which such representations and warranties shall be correct on and as of the date made); provided, however, that if on any day a representation or warranty contained in Article IV is not true as of such date and the breach of such representation or warranty is subject to a cure period pursuant to Section 7.01(d), then solely for purposes of satisfying the condition precedent set forth in this Section 3.02(i) with respect to a Reinvestment Purchase, such representation or warranty shall be deemed to be correct on each day during such cure period (it being agreed that the foregoing proviso is not applicable to a Capital Purchase),

    (ii)   (A)   If such Purchase is a Capital Purchase, no event has occurred and is continuing, or would result from such Purchase which constitutes an Event of Termination or would constitute an Event of Termination but for the requirement that notice be given or time elapse or both, and (B) if such Purchase is a Reinvestment Purchase, no Event of Termination has occurred and is continuing, and

(iii)   With respect to Purchases requested to be made by a Conduit Purchaser the Agent shall not have delivered to the Seller a notice stating that such Conduit Purchaser shall not make any further Purchases hereunder.

Each delivery of a Purchase Request to the Managing Agents, and the acceptance by the Seller of the Purchase Price with respect to any Purchase, shall constitute a representation and warranty by the Seller that, as of the date of such Purchase, both before and after giving effect thereto and the application of the proceeds thereof, each of the foregoing statements are true and correct.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

SECTION 4.01. <u>Representations and Warranties of the Seller</u>. The Seller represents and warrants as follows:

(a)   <u>Due Formation and Good Standing</u>. The Seller is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business, and is in good standing, in every jurisdiction in which failure to maintain such qualification or good standing would reasonably be expected to have a Material Adverse Effect.

(b)   <u>Due Authorization and No Conflict</u>. The execution, delivery and performance by the Seller of this Agreement, the Sale Agreement and all other Facility Documents to which it is a party, and the transactions contemplated hereby and thereby, are within the Seller's corporate powers, have been duly authorized by all necessary corporate action on the part of the Seller, do not contravene (i) the Seller's articles of incorporation or by-laws, (ii) any law, rule or regulation applicable to the Seller, (iii) any contractual restriction contained in any indenture, loan or credit agreement, lease, mortgage, security agreement, bond, note, or other agreement or instrument binding on the Seller or its property, except to the extent the contravention of which would not be reasonably expected to have a Material Adverse Effect or (iv) any order, writ, judgment, award, injunction or decree binding on the Seller or its property, and do not result in or require the creation of any Adverse Claim upon or with respect to any of its properties pursuant to any material indenture, loan or credit agreement, lease, mortgage, security agreement, bond, note or other agreement binding on the Seller or its properties, except to the extent the contravention of which would not be reasonably expected to have a Material Adverse Effect; and no transaction contemplated hereby requires compliance with any bulk sales act or similar law. This Agreement, the Sale Agreement and the other Facility Documents to which the Seller is a party have been duly executed and delivered on behalf of the Seller.

(c)   <u>Governmental Consent</u>. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by the Seller of this Agreement, the Sale Agreement or any other agreement,

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document or instrument to be delivered by it hereunder, except for filings under the UCC required under Article III.

(d)   <u>Enforceability of Facility Documents</u>. This Agreement, the Sale Agreement and each other Facility Document to be delivered by the Seller in connection herewith constitute the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with their respective terms, subject to the Enforceability Exceptions.

(e)   <u>No Litigation</u>. There are no actions, suits or proceedings pending, or to the knowledge of the Seller threatened in writing, against the Seller or the property of the Seller, in any court, or before any arbitrator of any kind, or before or by any Governmental Authority, which (i) assert the invalidity of any Facility Document or any action to be taken by the Seller in connection therewith, or (ii) seek to prevent the consummation of the transactions contemplated by this Agreement and the other Facility Documents, except to the extent that any such activity suit or proceeding would not have a Material Adverse Effect. The Seller is not in default with respect to any order of any court, arbitrator or Governmental Authority.

(f)   <u>Perfection of Interest in Receivables and Receivables Assets</u>. Each Receivable is owned by the Seller free and clear of any Adverse Claim, and the Purchasers have acquired a valid and perfected ownership interest (to the extent of the pertinent Purchased Interest) or security interest in each Receivable, other than Repurchased Receivables, and in the Related Security (except to the extent that any of the Related Security included in the Receivables Assets constitutes property an ownership interest in which may not be perfected by filing a financing statement under the UCC), Collections and other Receivables Assets (except to the extent that any of the Related Security included in the Receivables Assets constitutes property an ownership interest in which may not be perfected by filing a financing statement under the UCC) with respect thereto, in each case free and clear of any Adverse Claim; and (x) no effective financing statement or other instrument similar in effect, is filed in any recording office listing the Seller as debtor or seller, covering any Receivable, Related Security, Collections or other Receivables Assets except such as may be filed in favor of the Agent in accordance with this Agreement, and (y) no effective financing statement or other instrument similar in effect, is filed in any recording office listing any Originator or TRW as debtor or seller, covering any Receivable, Related Security, Collections or other Receivables Assets except such as may be filed in favor of TRW or the Seller and assigned to the Agent in accordance with this Agreement.

(g)   <u>Accuracy of Information</u>. No Investor Report or Purchase Request (in each case, if prepared by the Seller) furnished or to be furnished by the Seller to the Agent, any Managing Agent, any Purchaser or any Liquidity Provider in connection with this Agreement is or shall be inaccurate in any material respect as of the date it is or shall be dated or (except as otherwise disclosed to the Agent, such Managing Agent, such Purchaser or such Liquidity Provider, as the case may be, at such time) as of the date so furnished.

(h)   <u>Location of Chief Executive Office and Records</u>. The chief place of business and chief executive office of the Seller are located at the address of the Seller referred to in Section 10.02 hereof and the locations of the offices where the Seller keeps all the Records are listed on Exhibit F (or at such other locations, notified to the Agent in accordance with

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Section 5.01(f), in jurisdictions where all action required by Section 6.05 has been taken and completed).

(i)   Account Information. Except as set forth in Schedule IV, the Collection Account and the Lock-Box Accounts are the only accounts to which Obligors are directed to remit substantially all Collections of Receivables.

(j)   No Trade Names. The Seller has no trade names, fictitious names, assumed names or "doing business as" names.

(k)   Investments. The Seller does not own or hold, directly or indirectly (i) any capital stock or equity security of, or any equity interest in, any Person or (ii) any debt security or other evidence of Indebtedness of any Person, except for Permitted Investments.

(l)   Facility Documents. The Sale Agreement is the only agreement pursuant to which the Seller directly or indirectly purchases and receives capital contributions of Receivables or any other accounts receivable from TRW and the Facility Documents delivered to the Agent represent all agreements between TRW and the Seller. Upon the purchase or contribution to capital of each Receivable pursuant to the Sale Agreement, the Seller shall be the lawful owner of, and have good title to, such Receivable and all Related Security and Collections with respect thereto, free and clear of any Adverse Claims.

(m)   Business. Since its formation, the Seller has conducted no business other than the direct or indirect purchase and receipt of capital contributions of Receivables and related assets from TRW under the Sale Agreement, the assignment of Receivables Assets under this Agreement to finance any such purchases, and such other activities as are incidental to the foregoing. The Facility Documents are the only agreements to which Seller is a party.

(n)   Taxes. The Seller has filed or caused to be filed all material Federal, state and local tax returns which are required to be filed by it, and has paid or caused to be paid all taxes prior to such taxes becoming delinquent, except to the extent that (i) the validity of such taxes or assessments is being contested in good faith by appropriate proceedings, or (ii) such delinquency would not reasonably be expected to have a Material Adverse Effect.

(o)   Solvency. The Seller: (i) is not "insolvent" (as such term is defined in §101(32)(A) of the Bankruptcy Code), (ii) is able to pay its debts as they mature; and (iii) does not have unreasonably small capital for the business in which it is engaged or for any business or transaction in which it is about to engage.

(p)   Investment Company Act. The Seller is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(q)   Use of Proceeds. No proceeds of any Purchase will be used by the Seller to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, as amended.

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(r)   Current Transactions. Each Purchase of Receivables Assets will constitute (i) a "current transaction" within the meaning of Section 3(a)(3) of the Securities Act of 1933, as amended, and (ii) a purchase or other acquisition of notes, drafts, acceptances, open accounts receivable or other obligations representing part or all of the sales price of merchandise, insurance or services within the meaning of Section 3(c)(5) of the Investment Company Act of 1940, as amended.

(s)   Ownership. All of the outstanding capital stock of the Seller is directly owned of record by TRW, all of which is validly issued, fully paid and nonassessable and there are no options, warrants or other rights to acquire capital stock of the Seller.

(t)   Non-Affiliate. As of the date hereof, the Seller is not an Affiliate of any Purchaser hereunder.

(u)   Eligibility of Eligible Receivables . Each Receivable that is treated as an Eligible Receivable in the calculation of the Net Receivables Pool Balance in any Investor Report satisfies the requirements of eligibility contained in the definition of "Eligible Receivable" as of the date of such inclusion.

(v)   Information from Accountants. The Seller has advised its independent certified public accountants that the Agent has been authorized to review and discuss with such accountants, upon the written request of the Agent, as it may reasonably request to protect its interests and the interests of the Purchasers under this Agreement, any and all financial statements and other information of any kind that such accountants may have which directly relate to the Receivables, Related Security and Collections with respect thereto, and the Seller has directed such accountants to comply with any reasonable request of the Agent for such information; provided, any such review or discussion, or provision of any such information, shall take place only during regular business hours, and prior to the occurrence of an Event of Termination, upon three (3) Business Days' prior notice to the Seller.

SECTION 4.02. Representations and Warranties of the Servicer . The Servicer represents and warrants as follows:

(a)   Due Incorporation and Good Standing. The Servicer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b)   Authorization; Enforceability . The execution, delivery and performance by the Servicer of this Agreement and the other Facility Documents and all other agreements, instruments and documents to be delivered by it hereunder and thereunder, and the transactions contemplated hereby and thereby, are within the Servicer's corporate powers and have been duly authorized by all necessary corporate and, if required, stockholder action. This Agreement constitutes, and each other Facility Document to which the Servicer is to be a party, when

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executed and delivered by Servicer, will constitute, a legal, valid and binding obligation of Servicer, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)   <u>Governmental Approvals; No Conflicts</u>. The transactions contemplated by this Agreement and the Facility Documents (other than the Asset Purchase Agreements) require no action by or in respect of, or filing with, any governmental body, agency or official (other than (i) reporting requirements under the Securities Exchange Act of 1934, as amended, and (ii) actions which have been taken, and filings which have been made, and are in full force and effect) and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of the Amended Articles of Incorporation or Regulations (or comparable documents) of the Servicer or of any agreement relating to any Material Indebtedness or other material agreement binding upon the Servicer.

(d)   <u>No Litigation</u>. There are no actions, suits or proceedings pending, or to the knowledge of the Servicer threatened in writing, against the Servicer or the property of the Servicer, in any court, or before any arbitrator of any kind, or before or by any Governmental Authority, which (i) assert the invalidity of any Facility Document or any action to be taken by the Servicer in connection therewith, or (ii) seek to prevent the consummation of the transactions contemplated by this Agreement and the other Facility Documents, except to the extent that any such action, suit or proceeding would not have a Material Adverse Effect. The Servicer is not in default with respect to any order of any court, arbitrator or Governmental Authority a default in respect of which would reasonably be expected to have a Material Adverse Effect.

(e)   <u>Accuracy of Information</u>. No Investor Report or Purchase Request (in each case, if prepared by the Servicer), furnished or to be furnished by the Servicer to the Agent, any Managing Agent, any Purchaser or any Liquidity Provider in connection with this Agreement is or shall be inaccurate in any material respect as of the date it is or shall be dated or (except as otherwise disclosed to the Agent, such Managing Agent, such Purchaser or such Liquidity Provider, as the case may be, at such time) as of the date so furnished.

(f)   <u>Account Information</u>. Except as set forth on <u>Schedule IV</u>, the Collection Account and the Lock-Box Accounts are the only accounts to which Obligors are directed to remit substantially all Collections of Receivables.

(g)   <u>Software</u>. For so long as TRW is the Servicer, one or more of the Servicer and the Originators has (or will have, concurrently with the effectiveness hereof) the right (whether by license, sublicense or assignment) to use all of the computer software used to account for the Receivables to the extent necessary to administer the Receivables.

(h)   <u>Eligibility of Eligible Receivables</u>. Each Receivable that is treated as an Eligible Receivable in the calculation of the Net Receivables Pool Balance in any Investor Report satisfies the requirements of eligibility contained in the definition of "Eligible Receivable" as of the Monthly Reporting Date to which such Investor Report relates.

ARTICLE V
GENERAL COVENANTS

SECTION 5.01. <u>Affirmative Covenants of the Seller</u>. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Seller will, unless the Agent and the Managing Agents shall otherwise consent in writing:

(a)   <u>Compliance with Laws, Etc</u>. Comply in all respects with all applicable laws, rules, regulations and orders with respect to all Receivables and the agreements and documents related thereto, except for such failure to comply as would not reasonably be expected to have a Material Adverse Effect.

(b)   <u>Preservation of Existence</u>. Observe all procedures required by its certificate or articles of incorporation and by-laws and preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its formation, and qualify and remain qualified in good standing as a foreign entity in each other jurisdiction where the failure to preserve and maintain such rights, franchises, privileges and qualifications would have a Material Adverse Effect.

(c)   <u>Audits</u>. Permit the Agent, its agents or representatives:

(i)   to discuss matters relating to the Receivables or the Seller's performance hereunder with any of the officers or employees of the Seller having knowledge of such matters, at any time during regular business hours and upon three (3) Business Days' prior notice to the Seller;

(ii)   to have access to all records, files, books of account, data bases and information of the Seller pertaining to all Receivables and Related Security, including the Records, and to inspect, and make extracts therefrom at Seller's expense subject to <u>Section 10.06</u>:

(A)   prior to the occurrence of a Ratings Downgrade Event or an Event of Termination, once during any calendar year upon three (3) Business Days' prior notice to the Seller,

(B)   after the occurrence of a Ratings Downgrade Event, at any time during normal business hours upon three (3) Business Days' prior notice to the Seller, and

(C)   after the occurrence of an Event of Termination, at any time during normal business hours; and

(iii)   on an annual basis, to cause to be delivered to the Agent a report prepared and delivered by the Servicer's outside accountants with respect to agreed-upon procedures in accordance with Statement on Standards for Attestation Engagements No. 4, Agreed-Upon Procedures Engagements, comparing amounts set forth in the Investor

Reports to supporting underlying documentation with the specific procedures and the adequacy thereof being agreed to by the Servicer and the Managing Agents. The audit referred to in this clause (iii) will be conducted with respect to a subset of Originators after consultation with the Seller and giving consideration to TRW's external audit schedule for such Originators.

In addition, if any audit conducted by the Agent, or its agents or representatives, results in the discovery that any information required to be provided by the Seller hereunder is inaccurate in any material respect, with respect to the Receivables taken as a whole, the Agent shall have the right to engage auditors (at the Seller's expense) prior to the time of the next annual audit to be performed pursuant to clause (iii) above to confirm that such information is correctly reported.

(d)   Keeping of Records and Books of Account. Maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing the Receivables in the event of the destruction of the originals thereof) and keep and maintain (or cause the Originators to keep and maintain) all documents, books, records and other information reasonably necessary or advisable for the collection of all Receivables (including, without limitation, records adequate to permit the daily identification of all Collections of and adjustments to each Receivable), and in which timely entries are made in accordance with generally accepted accounting principles. Such books and records shall be marked in accordance with Section 6.05 hereof, to indicate the sales of all Receivables and Related Security hereunder and shall include, without limitation, records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable, as well as the Seller's actual experience with respect to any Dilution Factor.

(e)   Performance and Compliance with Receivables and Contracts . At its expense timely perform and comply in all respects with all provisions, covenants and other promises required to be observed by it under the Receivables and the Contracts related thereto, except to the extent such failure to timely perform or comply would not reasonably be expected to have a Material Adverse Effect.

(f)   Location of Records. Keep its chief place of business and chief executive office, and the offices where it keeps the Records, at the address(es) of the Seller referred to in Section 4.01(h), or, in any such case, upon thirty (30) days' prior written notice to the Agent, at such other locations within the United States where all action required by Section 6.05 shall have been taken and completed.

(g)   Credit and Collection Policies . Comply in all material respects with its Credit and Collection Policy in regard to each Receivable.

(h)   Collections.

    (i)   Instruct all Obligors of Receivables (other than Obligors with respect to Receivables originated by the Aerospace – Brea unit (OUC 182) of Lucas Western Inc. which are Governmental Authorities) to cause all Collections to be deposited directly either to the Collection Account or to one of the Lock-Box Accounts, and if the Seller shall receive any Collections, the Seller shall remit such Collections either to the

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Collection Account or to one of the Lock-Box Accounts within (x) two (2) Business Days following the Seller's receipt of available funds and identification thereof, or (y) five (5) Business Days following the Seller's receipt of available funds and identification thereof in the case of Collections on Receivables with respect to which the Originator thereof is in a "shut down" period lasting three days or more (it being understood that such instructions need only specify the Collection Account upon the Agent's written request if an Event of Termination has occurred and is continuing); and, upon the Agent's written request, following the occurrence of an Event of Termination which is continuing, within one (1) Business Day following the advice of deposit of Collections into the Lock-Box Accounts, cause such amounts to be transferred to the Collection Account;

(ii)   use reasonable efforts to prevent the deposit of any funds other than Collections in respect of Receivables into the Collection Account and, except as otherwise contemplated under Section 2.04, use reasonable efforts to minimize the deposit of any funds other than Collections in respect of Receivables into any of the Lock-Box Accounts; and

(iii)   to the extent that any such funds are nevertheless deposited into the Collection Account or any of such Lock-Box Accounts, promptly, and in any event, within two (2) Business Days following advice of such deposit, (1) in the case of deposits into the Lock-Box Accounts which are not further deposited to the Collection Account, segregate and remit any such funds to the owner thereof or (2) in the case of deposits into the Collection Account (directly or as the result of automatic deposit from the Lock-Box Accounts), identify any such funds to the Agent for the purpose of segregating and remitting such funds to the owner thereof.

(i)   Posting of Collections and Receivables. Apply all Collections to the Receivables owed by the applicable Obligor in a timely manner in accordance with business practices in existence as of the date of this Agreement.

(j)   Facility Documents. Subject to Section 5.01(l), comply in all material respects with the terms of and employ in all material respects the procedures outlined in and enforce in all material respects its rights with respect to the obligations of TRW under the Sale Agreement and all of the other Facility Documents to which the Seller is a party.

(k)   Separate Corporate Existence. Take all reasonable steps (including, without limitation, all steps that the Agent may from time to time reasonably request) to maintain the Seller's identity as a separate legal entity from TRW and to make it manifest to third parties that the Seller is an entity with assets and liabilities distinct from those of TRW and each other Affiliate thereof (it being understood that the preceding clause does not require Obligors to be notified of the Seller's interests in the Receivables). Without limiting the generality of the foregoing, the Seller shall (i) at all times have at least one (1) "Independent Director" as defined in and as required under the Seller's certificate of incorporation and at least one (1) officer responsible for managing the Seller's day-to-day operations; (ii) maintain the Seller's books and records separate from those of any Affiliate and maintain records of all intercompany debits and credits and transfers of funds made by TRW on its behalf; (iii) except as otherwise contemplated under Section 2.04, use reasonable efforts to minimize the commingling of funds or other assets

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of the Seller with those of any other Affiliate, and not maintain bank accounts or other depository accounts to which any Affiliate is an account party, into which any Affiliate makes deposits or from which any Affiliate has the power to make withdrawals except as otherwise contemplated hereunder with respect to the Servicer's administration of Collections (it being understood that certain funds other than Collections are currently being deposited into the Lock-Box Accounts and that none of TRW, the Seller or the Servicer shall be required to instruct the applicable payors to redirect such funds to locations other than the Lock-Box Accounts); (iv) not enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate which is on terms that are less favorable to the Seller than those that might be obtained in an arm's length transaction at the time from Persons who are not an Affiliate and which is not evidenced by or pursuant to a written agreement; (v) pay its own operating expenses and liabilities (including but not limited to the salaries paid to its employees and any fees paid to its directors) from its own separate assets, although TRW has paid and may pay expenses related to the formation of the Seller; (vi) clearly identify its office (by sign or otherwise) as being separate and distinct from the offices of, or any space occupied by, TRW and its other affiliates even if such office space is leased or subleased from, or is on or near premises occupied by TRW or by such Affiliates and allocate fairly any overhead, if relevant, for shared office space or business facilities or equipment; (vii) will act solely in its own name, through its own officials or representatives where relevant, and will not hold itself out as a "division" or "part" of TRW or its Affiliates; and (viii) take all other actions reasonably necessary on its part to operate its business and perform its obligations under the Facility Documents in a manner consistent with the factual assumptions described in the legal opinion delivered to the Agent pursuant to Section 3.01 hereof.

(l)   Rights under the Sale Agreement. In connection with the Sale Agreement, direct, instruct, or request any lawful action thereunder, including without limitation, in connection with enforcement of its rights thereunder, as instructed by the Agent; provided, however, that the Seller (and not the Agent) shall have the sole and exclusive right, for so long as no Event of Termination has occurred and is continuing, to so direct, instruct or request with respect to all Excluded Matters.

(m)   Lock-Box Matters. Take all steps necessary to ensure that (i) all Obligors of Receivables originated by the Aerospace-Brea Unit (OUC 182) of Lucas Western Inc. which are not Governmental Authorities remit Collections to a Lock-Box Account within 45 days after the date hereof, (ii) within 30 days of the date hereof, (1) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Bank of America, National Association, Mellon Bank N.A. and National City Bank, or (2) the Obligors remitting Collections to the accounts maintained at the foregoing banks have been directed to remit Collections to another Lock-Box Account, and (iii) within 90 days of the date hereof, (A) all Collections currently remitted to the Lock-Box Account maintained at Comerica Bank are re-directed to a Lock-Box Account subject to a Lock-Box Agreement or (B) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Comerica Bank.

SECTION 5.02. <u>Reporting Requirements of the Seller</u>. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Seller will, unless the Agent and the Managing Agents shall otherwise consent in writing, furnish or cause to be furnished to the Agent:

(a)   <u>Event of Termination and Ratings Downgrade Event</u>.

     (i)   As soon as reasonably practicable and in any event within two (2) Business Days after a Responsible Officer of the Seller has actual knowledge of the occurrence of each Event of Termination or each event which, with the giving of notice or lapse of time (for tolling of grace periods) or both, would constitute an Event of Termination, the statement of a Responsible Officer of the Seller setting forth details of such Event of Termination or event and within five (5) Business Days after such occurrence, the statement of a Responsible Officer of the Seller setting forth the action which the Seller proposes to take with respect thereto.

     (ii)   As soon as reasonably practicable and in any event within two (2) Business Days after the occurrence of each Ratings Downgrade Event, the statement of a Responsible Officer of the Seller setting forth details of such Ratings Downgrade Event.

(b)   <u>Financial Statements</u>.

     (i)   As soon as available, and in any event within one hundred twenty (120) days after the end of each fiscal year of the Seller, copies of the unaudited financial statements of the Seller, certified in a manner acceptable to the Agent, and (ii) within sixty (60) days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Seller, copies of the unaudited financial statements of the Seller, certified in a manner acceptable to the Agent.

(c)   <u>Investor Reports</u>. If not provided by the Servicer on the relevant date, (i) on each Monthly Reporting Date, an Investor Report, and (ii) in addition, if the Agent shall have required the Payment Date to be more frequent than monthly in accordance with the definition of the term "Payment Date," on the second Business Day prior to each Payment Date, a calculation of the Net Receivables Pool Balance and the Required Receivables Balance (which report of such calculations shall be deemed to be an Investor Report for all purposes under this Agreement).

(d)   <u>Reporting on Litigation and Adverse Effects</u>. Promptly and in no event more than five (5) Business Days after a Responsible Officer has actual knowledge of the occurrence of any and all litigation or any other matters or events concerning the Seller or any Originator which could reasonably be expected to have a Material Adverse Effect.

(e)   <u>Affiliate Obligors</u>. On or prior to the 18th day of the first month in each fiscal quarter, a schedule of all Affiliate Obligors with Receivables having Outstanding Balances as of the last day of the most recently ended Monthly Period.

(f)   Other Information. As soon as reasonably practicable, from time to time, such other information, documents, records or reports respecting the Receivables or the conditions or operations, financial or otherwise, of the Seller as the Agent may from time to time reasonably request in order to protect the interests of the Agent, any Purchaser or any Liquidity Provider under or as contemplated by this Agreement.

SECTION 5.03. Negative Covenants of the Seller. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Seller will not, without the written consent of the Agent and the Managing Agents:

(a)   Sales, Liens, Etc. Against Receivables and Related Assets . Except as otherwise provided herein, sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon or with respect to, any Receivable, Related Security or Collections, or assign any right to receive income in respect thereof except to the Purchasers pursuant to this Agreement.

(b)   Extension or Amendment of Receivables . Except as otherwise permitted in Sections 5.04(c) and 6.02, extend, amend, waive or otherwise modify, the terms of any Receivable, or amend, modify or waive any payment term or condition of any Contract related thereto.

(c)   Change in Business or Credit and Collection Policy . Make any change in the character of its business or in the Credit and Collection Policy, which change would, in either case, have a Material Adverse Effect.

(d)   Change in Payment Instructions to Obligors; Lock-Box Agreements . Add or terminate any bank as a Lock-Box Bank from those listed in Exhibit G or make any change in its instructions to Obligors regarding payments to be made to any Lock-Box Account at a Lock-Box Bank in accordance with Section 5.01(h) hereof (other than redirecting payments from an existing Lock-Box Account to another existing Lock-Box Account), unless the Agent shall have received (i) thirty (30) days' prior notice of such addition, termination or change; (ii) written confirmation from the Seller that after the effectiveness of any such termination, there shall be at least one (1) Lock-Box Account in existence; and (iii) prior to the effective date of such addition, termination or change, (x) executed copies of Lock-Box Agreements executed by each new Lock-Box Bank, the Seller, TRW, if necessary, and the Agent and (y) copies of all agreements and documents signed by the Seller, TRW or the respective Lock-Box Bank with respect to any new Lock-Box Account.

(e)   Merger, Consolidation, Etc. Sell any equity interest to any Person (other than TRW) or consolidate with or merge into or with any Person, or purchase or otherwise acquire all or substantially all of the assets or capital stock, or other ownership interest of, any Person or sell, transfer, lease or otherwise dispose of all or substantially all of its assets to any Person, except as expressly provided or permitted under the terms of this Agreement or as consented to by the Agent.

(f) Change in Name; Jurisdiction of Organization. (1) Make any change to its name indicated on the public record of its jurisdiction of organization which shows it to have been organized, or (2) change its jurisdiction of organization.

(g) ERISA Matters. (i) Establish or be a party to any Plan that provides medical benefits or life insurance to retired employees, Multiemployer Plan or any Plan other than any such plan established by an Affiliate of the Seller, or (ii) allow an ERISA Event to occur that when taken together with all other ERISA Events that have occurred, could reasonably be expected to have a Material Adverse Effect.

(h) Indebtedness. Create, incur, assume or suffer to exist any Indebtedness except for (i) Indebtedness to the Agent, any Purchaser or any Affected Party expressly contemplated hereunder or (ii) Indebtedness to TRW pursuant to the Sale Agreement, the Subordinated Note or any other Facility Document, (iii) Indebtedness incurred pursuant to any tax allocation agreement in accordance with TRW's procedures in effect on the Closing Date or (iv) other Indebtedness incurred in the ordinary course of business (excluding Indebtedness for borrowed money) and which does not exceed $50,000 in the aggregate at any one time outstanding.

(i) Guarantees. Guarantee, endorse or otherwise be or become contingently liable (including by agreement to maintain balance sheet tests) in connection with the obligations of any other Person, except endorsements of negotiable instruments for collection in the ordinary course of business and reimbursement or indemnification obligations in favor of the Agent, any Purchaser or any Affected Party as provided for under this Agreement.

(j) Limitation on Transactions with Affiliates. Enter into, or be a party to any transaction with any Affiliate of the Seller, except for:

(i) the transactions contemplated by the Sale Agreement and the other Facility Documents;

(ii) to the extent not otherwise prohibited under this Agreement, other transactions in the nature of employment contracts and directors' fees, upon fair and reasonable terms materially no less favorable to the Seller than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate; and

(iii) transactions between the Seller and TRW, which transactions consist of ordinary course of business transactions between a parent corporation and its Subsidiary.

(k) Facility Documents. Terminate, amend or otherwise modify any Facility Document, or grant any waiver or consent thereunder.

(l) Limitation on Investments. Make or suffer to exist any loans or advances to, or extend any credit to, or make any investments (by way of transfer of property, contributions to capital, purchase of stock or securities or evidences of indebtedness, acquisition of the business or assets, or otherwise) in, any Affiliate or any other Person except for Permitted Investments

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and the purchase and receipt of capital contributions of Receivables and related assets pursuant to the terms of the Sale Agreement.

(m) Organizational Documents. Without the prior written consent of the Agent, which consent will not unreasonably be withheld, the Seller will not change, amend, alter or otherwise modify its certificate of incorporation or by-laws.

(n) Rights under the Sale Agreement. In connection with the Sale Agreement, appoint any Person other than TRW or an Affiliate thereof as Servicer thereunder, consent to any amendments, modifications or waivers thereof, or direct, instruct or request any action thereunder (other than with respect to Excluded Matters, provided that no Event of Termination has occurred and is continuing) in contravention of the direction of the Agent.

SECTION 5.04. Covenants of the Servicer.

(a) Affirmative Covenants of the Servicer. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Servicer will, unless the Agent and the Managing Agents shall otherwise consent in writing:

(i) Compliance with Laws, Etc. Comply in all respects with all applicable laws, rules, regulations and orders with respect to the Receivables, the servicing thereof and the agreements and documents related thereto, except for such failure to comply as would not reasonably be expected to have a Material Adverse Effect.

(ii) Preservation of Corporate Existence. Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided, that (i) any Person may merge into the Servicer in a transaction in which the Servicer is the surviving corporation, and (ii) the Servicer may merge into or consolidate with any other Person in a transaction the primary purpose of which is to effect a reincorporation of the Servicer under the laws of another state, in either case, so long as at the time thereof and immediately after giving effect thereto no Servicer Termination Event or event or condition which, upon notice, lapse of time or both would become a Servicer Termination Event, shall have occurred and be continuing.

(iii) Audits. Permit the Agent, its agents or representatives:

(A) to discuss matters relating to the Receivables or the Servicer's performance hereunder with any of the officers or employees of the Seller having knowledge of such matters, at any time during regular business hours and upon three (3) Business Days' prior notice to the Servicer;

(B) to have access to all records, files, books of account, data bases and information pertaining to all Receivables and Related Security, including the Records, and to inspect and make extracts therefrom at the Servicer's expense subject to Section 10.06:

(1) prior to the occurrence of a Ratings Downgrade Event or an Event of Termination, once during any calendar year, upon three (3) Business Days' prior notice to the Servicer,

(2) after the occurrence of a Ratings Downgrade Event, at any time during regular business hours upon three (3) Business Days' prior notice to the Servicer, and

(3) after the occurrence of an Event of Termination, at any time during normal business hours.

In addition, if any audit conducted by the Agent or its agents or representatives, results in the discovery that any information required to be provided by the Servicer hereunder is inaccurate in any material respect, with respect to the Receivables taken as a whole, the Agent shall have the right to engage auditors (at the Servicer's expense) prior to the time of the next annual audit to be performed pursuant to clause (B) above to confirm that such information is correctly reported.

(iv) Keeping of Records and Books of Account. Maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing the Receivables in the event of the destruction of the originals thereof) and keep and maintain (or cause the Originators to keep and maintain) all documents, books, records and other information reasonably necessary for the collection of all Receivables (including, without limitation, records adequate to permit the daily identification of all Collections of and adjustments to each Receivable), and in which timely entries are made in accordance with generally accepted accounting principles. Such books and records shall be marked in accordance with Section 6.05 hereof, to indicate the sales of all Receivables and Related Security hereunder and shall include, without limitation, records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable, as well as the Servicer's actual experience with respect to any Dilution Factor.

(v) Performance and Compliance with Receivables. At its expense timely perform and comply with all provisions, covenants and other promises required to be observed by it under the Receivables, except to the extent such failure to timely perform or comply would not reasonably be expected to have a Material Adverse Effect.

(vi) Credit and Collection Policies. Comply in all material respects with its Credit and Collection Policy in regard to each Receivable.

(vii) Collections.

(A) Instruct all Obligors of Receivables (other than Obligors with respect to Receivables originated by the Aerospace – Brea unit (OUC 182) of Lucas Western Inc. which are Governmental Authorities) to cause all Collections to be deposited directly either to the Collection Account or to one of the Lock-Box Accounts and if the Servicer shall receive any Collections, the Servicer shall remit such Collections either to the Collection Account or to one of the Lock-Box

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Accounts within (x) two (2) Business Days following the Servicer's receipt of available funds and identification thereof or (y) five (5) Business Days following the Servicer's receipt of available funds and identification thereof in the case of Collections on Receivables with respect to which the Originator thereof is in a "shut down" period lasting three days or more (it being understood that such instructions need only specify the Collection Account upon the Agent's written request if an Event of Termination has occurred and is continuing); and, upon the Agent's written request, following the occurrence of an Event of Termination which is continuing, within one (1) Business Day following the advice of deposit of Collections into the Lock-Box Accounts, cause such amounts to be transferred to the Collection Account;

(B) use reasonable efforts to prevent the deposit of any funds other than Collections in respect of Receivables into the Collection Account and, except as otherwise contemplated under Section 2.04, use reasonable efforts to minimize the deposit of any funds other than Collections in respect of Receivables into any of the Lock-Box Accounts; and

(C) to the extent that any such funds are nevertheless deposited into the Collection Account or any of such Lock-Box Accounts, promptly, and in any event, within two (2) Business Days following advice of such deposit, (1) in the case of deposits into the Lock-Box Accounts which are not further deposited to the Collection Account, segregate and remit any such funds to the owner thereof, or (2) in the case of deposits into the Collection Account (directly or as the result of automatic deposit from the Lock-Box Accounts), identify any such funds to the Agent for the purpose of segregating and remitting such funds to the owner thereof.

(viii) Posting of Collections and Receivables. Apply all Collections to the Receivables owed by the applicable Obligor in a timely manner in accordance with business practices in existence as of the date of this Agreement.

(ix) Facility Documents. Comply in all material respects with the terms of and employ in all material respects the procedures outlined in the Sale Agreement and all of the other Facility Documents to which it is a party.

(x) Lock-Box Matters. Take all steps necessary to ensure that (i) all Obligors of Receivables originated by the Aerospace – Brea unit (OUC 182) of Lucas Western Inc. which are not Governmental Authorities remit Collections to a Lock-Box Account within 45 days after the date hereof, (ii) within 30 days of the date hereof, (1) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Bank of America, National Association, Mellon Bank N.A. and National City Bank, or (2) the Obligors remitting Collections to the accounts maintained at the foregoing banks have been directed to remit Collections to another Lock-Box Account, and (iii) within 90 days of the date hereof, (A) all Collections currently remitted to the Lock-Box Account maintained at Comerica Bank are re-directed to a Lock-Box Account subject to a Lock-

Box Agreement or (B) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Comerica Bank.

(b) <u>Reporting Requirements of the Servicer</u>. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Servicer will, unless the Agent and the Managing Agents shall otherwise consent in writing, furnish to the Agent and the Managing Agents:

(i) As soon as reasonably practicable and in any event within two (2) Business Days after a Responsible Officer of the Servicer has actual knowledge of the occurrence of each Event of Termination or each event which, with the giving of notice or lapse of time (for tolling of grace periods) or both, would constitute an Event of Termination, a notice setting forth details of such Event of Termination or event.

(ii) As soon as reasonably practicable and in any event within two (2) Business Days after the occurrence of each event described in the definition of "Servicer Termination Event" or each event which, with the giving of notice or lapse of time (for tolling of grace periods) or both, would constitute such a Servicer Termination Event, the statement of a Responsible Officer of the Servicer setting forth details of such Servicer Termination Event or event and within five (5) Business Days after such occurrence, the statement of a Responsible Officer of the Servicer setting forth the action which the Servicer proposes to take with respect thereto.

(iii) As soon as reasonably practicable and in any event within two (2) Business Days after the occurrence of each Ratings Downgrade Event, a notice setting forth details of such Ratings Downgrade Event.

(iv) As soon as reasonably practicable, from time to time, such other information, documents, records or reports within its possession respecting the Receivables or the conditions or operations, financial or otherwise, of the Servicer as the Agent may from time to time reasonably request in order to protect the interests of the Agent, any Purchaser or any Liquidity Provider under or as contemplated by this Agreement.

(v) (A) On each Monthly Reporting Date, an Investor Report, and (B) in addition, if the Agent shall have required the Payment Date to be more frequent than monthly in accordance with the definition of the term "Payment Date," on the second Business Day prior to each Payment Date, a calculation of the Net Receivables Pool Balance and the Required Receivables Balance (which report of such calculations shall be deemed to be an Investor Report for all purposes under this Agreement).

(vi) On or prior to the 18th day of the first month in each fiscal quarter, a schedule of all Affiliate Obligors with Receivables having Outstanding Balances as of the last day of the most recently ended Monthly Period.

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(c) Negative Covenants of the Servicer. From the Initial Purchase Date until the later of the Termination Date and the Final Collection Date, the Servicer will not, without the written consent of the Agent and the Managing Agents:

(i) Extension or Amendment of Receivables. Except as otherwise permitted in Section 6.02, extend, amend, waive or otherwise modify, the terms of any Receivable, except (x) in accordance with the Credit and Collection Policy and (y) for extensions of maturity or adjustments to the Outstanding Balance of any Delinquent Receivable or Defaulted Receivable as it deems appropriate to maximize collections thereof, provided that no such extension shall cancel or otherwise affect such Receivable's status as a Delinquent Receivable or a Defaulted Receivable, as applicable.

(ii) Change in Business or Credit and Collection Policy. Make any change in the character of its business or in the Credit and Collection Policy, which change would, in either case, have a Material Adverse Effect.

(iii) Change in Lock-Box Agreement or Instructions to Obligors. Add or terminate any bank as a Lock-Box Bank from those listed in Exhibit G or make any change in its instructions to Obligors regarding payments to be made to any Lock-Box Account at a Lock-Box Bank in accordance with Section 5.04(a)(vii) hereof, (other than redirecting payments from an existing Lock-Box Account to another existing Lock-Box Account) unless the Agent shall have received (i) thirty (30) days' prior notice of such addition, termination or change; (ii) written confirmation from the Seller that after the effectiveness of any such termination, there shall be at least one (1) Lock-Box Account in existence; and (iii) prior to the effective date of such addition, termination or change, (x) executed copies of Lock-Box Agreements executed by each new Lock-Box Bank, the Seller, TRW, if necessary, and the Agent and (y) copies of all agreements and documents signed by the Seller, TRW or the respective Lock-Box Bank with respect to any new Lock-Box Account.

ARTICLE VI

ADMINISTRATION OF RECEIVABLES

SECTION 6.01. Designation of Servicer.

(a) The servicing, administering and collection of the Receivables shall be conducted by the Person (the " Servicer") so designated from time to time in accordance with this Section 6.01. Until the Agent gives notice to the Seller and the Servicer (as provided in Section 6.01(b) below) of the designation of a new Servicer as provided in Section 6.01(b) below, TRW is hereby designated as, and hereby agrees to perform the duties and obligations of, the Servicer pursuant to the terms hereof. The Servicer may, upon written notice to the Agent but otherwise without the prior written consent of any Purchaser, the Agent, or any Liquidity Provider, subcontract with a sub-servicer for the collection, servicing or administration of the Receivables; provided, however, that (a) no such notice or consent shall be required in the case of the assignment of responsibilities to any Originator from time to time acting as sub-servicer, (b) the Servicer shall remain liable for the timely and complete performance of its duties and obligations pursuant to the terms hereof and (c) any sub-servicing agreement that may be entered into and

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any other transactions or services relating to the Receivables involving a sub-servicer shall be deemed to be between the sub-servicer and the Servicer alone, and the Purchasers, the Agent, and the Liquidity Providers shall not be deemed parties thereto and shall have no obligations, duties or liabilities with respect to the sub-servicer.

(b) The Agent may only designate as Servicer any Person to succeed TRW or any successor Servicer (i) upon two Business Days' prior written notice following the occurrence and during the continuance of a Servicer Termination Event (other than a Servicer Termination Event described in clause (f) of the definition thereof), (ii) upon 60 days prior written notice following the occurrence and during the continuance of a Servicer Termination Event described in clause (f) of the definition thereof, and (iii) immediately and without prior written notice following the occurrence and during the continuance of an Event of Termination (other than an Event of Termination described in Section 7.01(g)), subject in each case to the condition that any such Person so designated shall agree to perform the duties and obligations of the Servicer pursuant to the terms hereof. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon the reasonable determination by the Servicer that (i) the performance of its duties hereunder is no longer permissible under applicable law and (ii) there is no reasonable action which the Servicer could take to make the performance of its duties hereunder permissible under applicable law.

(c) TRW agrees that, upon its resignation or replacement as Servicer pursuant to Section 6.01(b) above, it will cooperate with the Agent and the successor Servicer in effecting the termination of its responsibilities and rights as Servicer hereunder, including, without limitation, (i) assisting the successor Servicer in enforcing all rights under the Receivables and Related Security, (ii) transferring, promptly upon receipt, to the successor Servicer any Collections or other amounts related to the Receivables received by TRW, (iii) transferring to the successor Servicer all Records held by or under the control of TRW and (iv) permitting the successor Servicer to have access to all tapes, discs, diskettes and related property containing information concerning the Receivables and the Records and, to the extent not in contravention of law or any applicable agreement, take all actions necessary to permit the successor Servicer to use all computer software that may facilitate the Servicer's access to and use of such information or which is used to account for the Receivables to the extent necessary to service the Receivables. Upon the resignation or replacement of TRW as Servicer, TRW shall no longer be entitled to the Servicer Fee accruing from and after the effective date of such resignation or replacement.

SECTION 6.02. Duties of the Servicer.

(a) The Servicer shall take or cause to be taken all such actions as it deems necessary or advisable to collect each Receivable from time to time, all in accordance with applicable laws, rules and regulations, with reasonable care and diligence, and in accordance with the Credit and Collection Policy. Each of the Seller, each Purchaser, each Liquidity Provider and the Agent hereby appoints as its agent the Servicer, from time to time designated pursuant to Section 6.01, to enforce its respective rights and interests in and under the Receivables and the Related Security. The Servicer (so long as it is TRW) will at all times apply the same standards and follow the same procedures with respect to the decision to commence litigation with respect to the Receivables, and in prosecuting and litigating with respect to Receivables, as it applies and

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follows with respect to accounts receivable which are not Receivables. In no event shall the Servicer be entitled to make the Agent, any Purchaser or any Liquidity Provider a party to any litigation without the Agent's express prior written consent.

(b) The Servicer shall notify all Obligors to make payments with respect to the Receivables Assets solely to a Lock-Box Account or, to the extent required hereunder, to the Collection Account. In the event the Servicer receives any Collections or other proceeds of the Receivables Assets (other than in respect of Repurchased Receivables), it shall hold such Collections and other proceeds on behalf of the Seller for application and remittance in accordance with Section 2.04 and it shall remit the same to the Collection Account to the extent required under Section 5.04(a)(vii) or Section 6.03. The Seller shall deliver to the Servicer, and the Servicer shall hold in trust for the Seller, the Purchasers and the Liquidity Providers in accordance with their respective interests, all Records. Notwithstanding anything to the contrary contained herein, the Agent shall, upon the occurrence and continuance of an Event of Termination, have the absolute and unlimited right to direct the Servicer to commence or settle any legal action to enforce collection of any Receivable or to foreclose upon or repossess any Related Security. The Servicer's authorization under this Agreement shall terminate on the Final Collection Date.

(c) The Servicer shall, as soon as practicable following receipt, turn over to the Seller or Person entitled thereto collections in respect of any Repurchased Receivable or receivable which is not a Receivable less, to the extent the Servicer performed any collection or enforcement actions which it was authorized by the Seller to perform, all reasonable and appropriate out-of-pocket costs and expenses of such Servicer incurred in collecting and enforcing such receivable. The Servicer shall as soon as practicable following demand therefor deliver to the Seller all records in its possession relating to receivables of the Seller other than Receivables.

SECTION 6.03. Rights of the Agent. Upon the Agent's written request following the occurrence and during the continuance of an Event of Termination or a Ratings Downgrade Event, the Seller shall transfer to the Agent the exclusive ownership and control of the Lock-Box Accounts, and the Seller hereby agrees to take any further action necessary that the Agent may reasonably request to effect such transfer. The Agent is hereby authorized at any time following and during the continuance of an Event of Termination or a Ratings Downgrade Event to notify any or all of the Lock-Box Banks to remit all amounts deposited in the applicable Lock-Box Accounts directly to the Collection Account, or if an Event of Termination has occurred and is continuing, directly to the Agent or its designee. At any time following the occurrence and continuance of an Event of Termination (i) the Agent may notify (or may direct the Servicer to notify) at any time the Obligors of Receivables (other than Repurchased Receivables), or any of them, of the Purchasers' and the Liquidity Providers' interest in Receivables Assets (other than Repurchased Receivables) and direct such Obligors, or any of them, that payment of all amounts payable under any such Receivable be made directly to the Agent or its designee; (ii) the Seller shall, at the Agent's request and at the Seller's expense, give notice of the Purchasers' and the Liquidity Providers' interest in Receivables (other than Repurchased Receivables) to each Obligor and direct that payments be made directly to the Agent or its designee; and (iii) each of the Seller, each Purchaser and the Liquidity Providers hereby authorizes the Agent to take any and all steps in the Seller's name and on behalf of the Seller, the Purchasers and the Liquidity

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Providers necessary or desirable, in the determination of the Agent, to collect all amounts due under any and all Receivables (other than Repurchased Receivables), including, without limitation, endorsing the Seller's name on checks and other instruments representing Collections and enforcing such Receivables. Any and all funds remitted to the Collection Account or to the Agent or its designee in accordance with this <u>Section 6.03</u> shall be remitted to the Servicer to be allocated, paid, applied, held and used in accordance with <u>Section 2.04</u>.

SECTION 6.04. <u>Responsibilities of the Seller</u>. Anything herein to the contrary notwithstanding, the Seller shall (i) perform in all material respects all of its obligations under the Receivables to the same extent as if Receivables Assets had not been assigned hereunder and the exercise by Agent of its rights hereunder shall not relieve Seller from such obligations and (ii) pay when due any taxes, including without limitation, sales, excise and personal property taxes payable in connection with the Receivables. None of the Agent, the Purchasers or the Liquidity Providers shall have any obligation or liability to perform any obligation of the Seller with respect to any Receivables or Receivables Assets, nor shall any of them be obligated to perform any of the obligations of the Seller thereunder.

SECTION 6.05. <u>Further Action Evidencing Agent's Interest</u>. Each of the Seller and the Servicer agrees that from time to time, at its expense, it will promptly execute and deliver all further instruments and documents, and take all further action that the Agent may reasonably request in order to perfect, protect or more fully evidence the interest of the Agent granted hereunder or to enable the Agent to exercise or enforce any of its rights hereunder. Without limiting the generality of the foregoing, each of the Seller and the Servicer will (a) mark its master data processing records evidencing such Receivables with a legend, reasonably acceptable to the Agent, evidencing that an interest therein has been assigned to the Agent under this Agreement, and (b) upon the request of the Agent, execute and file such financing statements, continuation statements or amendments thereto or assignments thereof, and execute and file such other instruments or notices, as may be necessary or appropriate or as the Agent may reasonably request. Each of the Seller and the Servicer hereby authorizes the Agent to file one or more financing statements, continuation statements and amendments thereto and assignments thereof, relative to all or any of the Receivables and the Related Security now existing or hereafter arising, without the signature of the Seller where permitted by law. A photographic or other reproduction of this Agreement or any financing statement covering the Receivables Assets, or any part thereof, shall be sufficient as a financing statement. If either the Seller or the Servicer fails to perform any of its respective agreements or obligations under this Agreement, the Agent may (but shall not be required to) itself perform, or cause performance of, such agreement or obligation, and the expenses of the Agent incurred in connection therewith shall be payable by the Seller or the Servicer, as applicable, upon the Agent's demand therefor; provided, however, prior to taking any such action, the Agent shall give written notice of such intention to the Seller or the Servicer, as applicable, and provide the Seller or the Servicer, as applicable, with a reasonable opportunity to take such action itself.

ARTICLE VII

EVENTS OF TERMINATION

SECTION 7.01. <u>Events of Termination</u>. If any of the following events ("Events of Termination") shall occur:

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(a) The Seller shall fail to make any payment or deposit in respect of Capital, Yield, Facility Fees, Program Fees or Servicer Fees required to be made by it hereunder when due and such failure shall continue for one (1) Business Day after the first to occur of knowledge thereof by a Responsible Officer of the Seller or receipt of written notice thereof from the Agent to the Seller;

(b) The Seller shall fail to make any payment or deposit (other than those amounts referred to in clause (a) above) required to be made by it hereunder when due and such failure shall continue for three (3) Business Days after receipt of written notice thereof from the Agent to the Seller;

(c) The Seller shall fail to perform or observe in any material respect any other term, covenant (other than the covenant set forth in Section 5.01(m)) or agreement contained in this Agreement or any other Facility Document on its part to be performed or observed and any such failure shall remain unremedied fifteen (15) days after the first to occur of knowledge thereof by a Responsible Officer of the Seller or notice thereof from the Agent to the Seller;

(d) Any representation or warranty made or deemed to be made by the Seller under this Agreement, any Investor Report, any Purchase Request or other information or report delivered pursuant hereto shall prove to have been false or incorrect in any material respect when made (without giving effect to the proviso set forth in Section 3.02(i)) and the Seller shall fail to complete corrective actions reasonably satisfactory to the Agent within fifteen (15) days after the first to occur of knowledge thereof by a Responsible Officer of the Seller or receipt of written notice thereof from the Agent to the Seller;

(e) Except to the extent (1) permitted by the terms hereof or of the Sale Agreement and (2) that any of the Related Security included in the Receivables Assets constitutes property an ownership interest in which may not be perfected by filing a financing statement under the UCC, the Purchasers shall cease to have a valid and perfected ownership interest to the extent of the pertinent Purchased Interest in each Receivable (excluding Repurchased Receivables) and the Related Security and Collections with respect thereto;   provided, however, that an Event of Termination shall not be deemed to have occurred under this   paragraph (e) if there shall be a Lien on one or more Receivables and the Seller shall have repurchased such Receivable or Receivables in accordance with Section 8.04;

(f) The Seller or TRW shall generally fail to pay, or admit in writing its inability to pay, its debts as they become due; or the Seller or TRW shall apply for, consent to, or acquiesce in the appointment of, a trustee, receiver, or other custodian for it or for a substantial part of its property, or make a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, or receiver, or other custodian shall be appointed for the Seller or TRW or for a substantial part of its property; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, shall be commenced in respect of the Seller or TRW and, if such case or proceeding is not commenced by the Seller or TRW, as the case may be, it is consented to or acquiesced in by the Seller or TRW, as the case may be, or remains undismissed or unstayed for ninety (90) consecutive days; or the Seller or TRW shall take any corporate action to authorize any of the foregoing;

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(g) A Servicer Termination Event (other than a Servicer Termination Event of the type specified in clause (f) of the definition thereof) shall occur; provided, however, that if TRW has been replaced as Servicer, then from and after the date of such replacement, the occurrence of a Servicer Termination Event shall not constitute an Event of Termination hereunder;

(h) As of the last day of any Monthly Period, (1) the Default Ratio for such Settlement Period shall exceed 5.0%, (2) Delinquency Ratio for such Settlement Period shall exceed 7.0%, (3) the three month rolling average Dilution Ratio for such Settlement Period shall exceed 6.0% or (4) the Loss-to-Liquidation Ratio for such Settlement Period shall exceed 1.0%;

(i) As of the close of business on any date, to the knowledge of a Responsible Officer of the Seller or a Responsible Officer of the Servicer (so long as TRW is the Servicer), the Required Receivables Balance as of such date exceeds the Net Receivables Pool Balance (after giving effect to any increases or reductions to Capital on such date) and such excess continues for seven (7) Business Days after the date on which a Responsible Officer of the Seller or a Responsible Officer of the Servicer (so long as TRW is the Servicer) first had knowledge of such excess;

(j) There shall have occurred any event or circumstance which materially adversely affects the collectibility of the Receivables, taken as a whole;

(k) There shall have occurred a default in the payment when due at maturity or on the date of any required prepayment, redemption or repurchase (subject to any applicable grace period) or by acceleration of any Indebtedness of the Seller or any Material Indebtedness of TRW, or a default in the performance or observance of any obligation or condition with respect to any Indebtedness of the Seller or any Material Indebtedness of TRW if such default results in the acceleration of the maturity of such Indebtedness; provided, that if any such default shall subsequently be remedied, cured or waived prior to the declaration of the Termination Date pursuant to this Article VII, and as a result the payment of such Indebtedness is no longer due, the Event of Termination existing hereunder by reason of this clause (k) shall likewise be deemed thereupon to be remedied, cured or waived and no longer in existence, all without any further action by the parties hereto;

(l) A "Purchase Termination Event" under and as defined in the Sale Agreement shall occur or TRW shall have declared the "Purchase Termination Date" as defined in and in accordance with the Sale Agreement;

(m) The long term senior unsecured debt obligations of TRW are rated less than BB by S&P or Ba2 by Moody's;

(n) A Change in Control shall have occurred;

(o) The Seller shall fail to comply with Section 5.01(m) hereof; or

(p) TRW shall cease to own directly or indirectly one hundred percent (100%) of the voting securities or equity interests of the Seller and at least a majority of the voting securities or equity interests of any subsidiary of TRW which originates Receivables.

then, and in any such event, the Agent shall, at the request, or may with the consent, of the Majority Purchasers, by written notice to the Seller, declare the Termination Date to have occurred, except that, in the case of any event described in subsection (f) above, the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, the Agent and the Purchasers shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other applicable laws, which rights shall be cumulative. Upon the occurrence of the Termination Date, all obligations hereunder shall be immediately due and payable and all Capital shall be immediately due and payable, provided, however, that Capital shall be payable solely out of Collections and other amounts payable pursuant to the terms of this Agreement.

ARTICLE VIII

INDEMNIFICATION; REPURCHASES

SECTION 8.01. Indemnities by the Seller. Without limiting any other rights which any Affected Party may have hereunder or under applicable law (including, without limitation, the right to recover damages for breach of contract), the Seller hereby agrees to indemnify any Purchaser, CNAI, individually and in its capacity as Agent, each Managing Agent, the Servicer, if not an Affiliate of the Seller, and any Liquidity Provider (the "Indemnified Parties"), from and against any and all damages, losses, claims, liabilities and related costs and expenses, including reasonable attorneys' fees and disbursements (all of the foregoing being collectively referred to as " Indemnified Amounts"), awarded against or incurred by such Indemnified Party to the extent relating to or arising from any of the following:

(i) reliance on any representation or warranty made or deemed made by the Seller under this Agreement or any other Facility Document to which it is a party which shall have been false or incorrect in any respect when made or deemed made (without giving effect to the proviso set forth in Section 3.02(i));

(ii) the failure by the Seller to comply with any term, provision or covenant contained in this Agreement, the Sale Agreement or any other Facility Document to which it is party or with any applicable law, rule or regulation with respect to any Receivable, the related Contract, or the Related Security, or the nonconformity of any Receivable, the related Contract or the Related Security with any such applicable law, rule or regulation;

(iii) any Adverse Claim attaching to any Receivable or any Related Security or Collections with respect thereto, whether existing at the time that such Receivable initially arose or at any time thereafter;

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(iv) any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with goods, merchandise and/or services the sale or provision of which gave rise to or are the subject of any Receivable or Contract;

(v) the failure to pay when due any taxes, including, without limitation, sales, excise or personal property taxes payable by the Seller or TRW in connection with the Receivables Assets;

(vi) the payment by such Indemnified Party of taxes, including, without limitation, any taxes imposed by any jurisdiction on amounts payable and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, to the extent caused by the Seller's actions or failure to act in breach of this Agreement;

(vii) the failure of the Seller to have a perfected Lien (other than a Permitted Lien) on any Related Security (except to the extent that any of the Related Security included in the Receivables Assets constitutes property a security interest in which may not be perfected by filing a financing statement under the UCC) which secures the payment of a Receivable;

(viii) the failure to vest and maintain vested in the Agent or to transfer to the Agent, on behalf of the Purchasers and the Liquidity Providers, an ownership interest in the Receivables, together with all Collections and Related Security, free and clear of any Adverse Claim or any Permitted Lien except in favor of any Affected Party, whether existing at the time such Receivable arose or at any time thereafter;

(ix) the failure to file, or any delay in filing, financing statements or other similar instruments or documents under the applicable UCC or other applicable laws naming the Seller as "Seller" with respect to any Receivables Assets (except to the extent that any of the Related Security included in the Receivables Assets constitutes property an ownership interest in which may not be perfected by filing a financing statement under the UCC) unless such failure results solely from the Agent's failure to take appropriate action;

(x) any dispute, claim, offset or defense (other than as a result of the bankruptcy or insolvency of the related Obligor) of an Obligor to the payment of any Receivable (including, without limitation, a defense based on such Receivable not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the goods, merchandise and/or services related to such Receivable or the furnishing or failure to furnish such goods, merchandise and/or services (other than as a result of the bankruptcy or insolvency of the related Obligor);

(xi) the commingling of Collections with any other funds of the Seller;

(xii) any failure by the Seller to give reasonably equivalent value to TRW in consideration for the transfer by TRW to the Seller of any Receivables, or any attempt by

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any Person to void any such transfer under any statutory provision or common law or equitable action, including, without limitation, any provision or the Bankruptcy Code;

(xiii) the failure of any Lock-Box Bank to remit any amounts held in the Lock-Box Account pursuant to the instructions of the Agent given in accordance with this Agreement, the applicable Lock-Box Agreement and the other Facility Documents, whether by reason of the exercise of setoff rights or otherwise, unless such failure results solely from the Agent's failure to take appropriate action;

(xiv) any investigation, litigation or proceeding related to this Agreement or any other Facility Document delivered hereunder or in respect of any of the Purchased Assets related hereto;

(xv) any failure of the Seller to perform its duties or obligations in accordance with the provisions of Article VI; and

(xvi) the failure at any time to maintain a Net Receivables Pool Balance equal to or greater than the Required Receivables Balance at such time;

provided, that the Seller shall not be required to indemnify any Indemnified Parties to the extent of any amounts (1) which are determined by a court of competent jurisdiction in a final nonappealable order to have (a) resulted from the culpable negligence, bad faith or willful misconduct of the Indemnified Parties, or (b) been related to, or constitute recourse for, the lack of creditworthiness of an Obligor or the failure of an Obligor to pay a Receivable due to bankruptcy, insolvency or the financial inability of such Obligor to pay such Receivable, (2) which relate to the amounts payable to such Indemnified Party pursuant to Sections 2.06, 2.07, 2.08 or 2.09, or (3) which constitute lost profits or consequential, special or punitive damages; provided, further, that any payment made by the Seller pursuant to this Section 8.01 shall be made solely from (x) funds available from Collections to which the Seller is entitled under the Facility Documents, and (y) funds available as a result of the exercise of rights and remedies under the Sale Agreement as contemplated by Section 2.11 hereof, shall be non-recourse other than with respect to such funds, and shall not constitute a claim against the Seller or any of its Affiliates to the extent that such funds are insufficient to make such payment.

Any amounts subject to the indemnification provisions of this Section 8.01 shall be paid by the Seller to the Agent out of (1) funds available from Collections to which the Seller is entitled under the Facility Documents, and (2) funds available to the Seller as a result of the exercise of rights and remedies under the Sale Agreement (whether by the Seller or the Agent in accordance with Section 2.11 hereof), within five (5) Business Days following Agent's demand therefor.

SECTION 8.02. Indemnities by the Servicer. The Servicer agrees to indemnify each Indemnified Party for Indemnified Amounts arising out of or resulting from any of the following:

(i) reliance on any representation or warranty made or deemed made by the Servicer under this Agreement or any other Facility Document to which it is a party,

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which shall have been false or incorrect when made or deemed made (without giving effect to the proviso set forth in Section 3.02 (i)); and

(ii) the failure by the Servicer to comply with any term, provision or covenant contained in this Agreement, the Sale Agreement or any Facility Document to which it is party or with any applicable law, rule or regulation with respect to any Receivable or the Related Security;

provided, that the Servicer shall not be required to indemnify any Indemnified Parties to the extent of any amounts which (a) result from the culpable negligence, bad faith or willful misconduct of the Indemnified Parties, (b) relate to the amounts payable to such Indemnified Party pursuant to Sections 2.06, 2.07, 2.08 or 2.09, (c) relate to, or constitute recourse for, the lack of creditworthiness of an Obligor or the failure of an Obligor to pay a Receivable due to bankruptcy, insolvency or the financial inability of such Obligor to pay such Receivable, or (d) constitute lost profits or consequential, special or punitive damages.

SECTION 8.03. Materiality Considerations. Notwithstanding anything to the contrary in this Agreement, solely for purposes of this Article VIII, any representation, warranty or covenant qualified by materiality or the occurrence of a Material Adverse Effect shall not be so qualified; provided, however, that no Indemnified Party shall be permitted to claim an Indemnified Amount by virtue of application of this Section 8.03 until such time as the aggregate Indemnified Amounts which could have been claimed by application of this Section 8.03 equal or exceed $25,000.

SECTION 8.04. Repurchases of Receivables. The following rights are in addition to and not in limitation of any other rights or remedies that the Purchasers and/or the Agent may have hereunder.

(a) The Seller shall be deemed to have automatically repurchased from the Purchasers, upon receipt of the consideration described in the last sentence of this Section 8.04(a), the aggregate Purchased Interests in the affected Receivable, all Related Security relating to such Receivable and all further Collections with respect to, and other proceeds of, such Receivable, without any further action by the Purchasers or any other Person. The consideration paid to the Purchasers for the foregoing repurchase shall (i) if and to the extent the consideration paid by TRW to the Seller is in the form of cash, constitute Collections to be applied in accordance with Section 2.04 hereof and (ii) if and to the extent the consideration paid by TRW to the Seller is in the form of the transfer by TRW to the Seller of additional Eligible Receivables, shall constitute Receivables in which the Purchasers shall have a Purchased Interest.

(b) The Agent, as assignee of the Seller's rights under the Sale Agreement pursuant to Section 2.11 hereof, may direct TRW, as "Seller" under the Sale Agreement, upon not less than two (2) Business Days' prior written notice, to repurchase any Receivable TRW is then required to repurchase pursuant to Section 2.11 of the Sale Agreement and TRW shall repurchase such Receivable in accordance with Section 2.11 of the Sale Agreement without notice from the Seller, as the "Purchaser" under the Sale Agreement.

(c) No repurchase of Receivables pursuant to Section 2.11 of the Sale Agreement, nor any repurchase of any Purchased Interests pursuant to this Section 8.04, shall relieve the Seller of its obligation under Section 2.04 to pay Yield on the Capital outstanding with respect to such Receivables through the Payment Date relating to the Settlement Period in which any such repurchase occurs. Any such repurchase shall be made without recourse or warranty, express or implied, other than the representation and warranty that such Receivables are free and clear of any Adverse Claim created by or through the Purchasers.

ARTICLE IX

THE AGENTS

SECTION 9.01. <u>Authorization and Action</u>. Each Purchaser hereby appoints and authorizes its related Managing Agent and the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to such Managing Agent or the Agent by the terms hereof, together with such powers as are reasonably incidental thereto. The provisions of this <u>Article IX</u> are solely for the benefit of the Managing Agents, the Agent and the Purchasers and Seller shall not have any rights as a third-party beneficiary or otherwise under any of the provisions hereof. In performing their functions and duties hereunder, the Managing Agents shall act solely as the agent for the respective Conduit Purchasers and the Committed Purchasers in the related Purchase Group and do not assume nor shall be deemed to have assumed any obligation or relationship of trust or agency with or for the other Purchasers, Seller, any other Affiliated Party or any of their respective successors and assigns. The Agent shall distribute all Collections and other amounts received or acquired by it hereunder on behalf of the applicable Purchasers or their respective Managing Agents to such Purchasers or such Managing Agents in accordance with <u>Article II</u> hereof.

SECTION 9.02. <u>Agent's Reliance, Etc</u>. Neither the Agent nor any Managing Agent nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or such Managing Agent or the Agent under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, each of the Agent and the Managing Agents: (i) may consult with legal counsel (including counsel for Seller or any other Affiliated Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (ii) makes no warranty or representation to any Purchaser and shall not be responsible to any Purchaser for any statements, warranties or representations made in or in connection with this Agreement; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of Seller or any other Affiliated Party or to inspect the property (including the books and records) of Seller or any other Affiliated Party; (iv) shall not be responsible to any Purchaser for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (v) shall incur no liability under or in respect of this Agreement by acting upon any notice (including notice by telephone), consent, certificate or other instrument or writing (which may be by telex) believed by it to be genuine and signed or sent by the proper party or parties.

SECTION 9.03. <u>Agent and Affiliates</u>. With respect to any Purchased Interest (or portion thereof) held by a Managing Agent, such party shall have the same rights and powers under this Agreement as would a Purchaser if it were holding such Purchased Interest (or portion thereof) and may exercise the same as though such Person were not a Managing Agent or, in the case of CNAI, were not Agent hereunder. Each Managing Agent and their respective Affiliates may generally engage in any kind of business with Seller or any Obligor, any of their respective Affiliates and any Person who may do business with or own securities of Seller or any Obligor or any of their respective Affiliates, all as if such Persons were not Managing Agents and/or Agent and without any duty to account therefor to any Purchaser.

SECTION 9.04. <u>Purchaser's Purchase Decision</u>. Each Purchaser acknowledges that it has, independently and without reliance upon the Agent, any Managing Agent, Citibank or any of their respective Affiliates or any other Purchaser, and based on such documents and information as it has deemed appropriate, made its own evaluation and decision to enter into this Agreement and, if it so determines, to purchase a Purchased Interest in Receivables hereunder. Each Purchaser also acknowledges that it will, independently and without reliance upon the Agent, any Managing Agent, Citibank or any of their respective Affiliates, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Agreement.

SECTION 9.05. <u>Delegation of Duties</u>. The Agent and each Managing Agent may each execute any of its duties under this Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Agent nor any Managing Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

SECTION 9.06. <u>Successor Agent</u>. The Agent and each Managing Agent may, upon thirty (30) days' notice to Seller, each Purchaser and each other party hereto, resign as Agent. If any such party shall resign as Agent or Managing Agent under this Agreement, then, in the case of the Agent, the Seller (with the consent of the Majority Purchasers, such consent not to be unreasonably withheld), and in the case of either Managing Agent, its related Conduit Purchaser, during such thirty-day period shall appoint a successor agent, whereupon such successor agent shall succeed to the rights, powers and duties of the Agent or applicable Managing Agent and references herein to the Agent or such Managing Agent shall mean such successor agent, effective upon its appointment; and such former Agent's or Managing Agent's rights, powers and duties in such capacity shall be terminated, without any other or further act or deed on the part of such former Agent or Managing Agent or any of the parties to this Agreement. After any retiring Agent's or Managing Agent's resignation hereunder as such agent, the provisions of <u>Article VIII</u>, this <u>Article IX</u> and <u>Section 10.06</u> shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent or a Managing Agent under this Agreement.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. <u>Amendments, Etc</u>.

(a) No amendment to or waiver of any provision of this Agreement nor consent to any departure herefrom by the Seller, shall in any event be effective unless the same shall be in writing and signed by (i) the Seller, the Agent, the Managing Agents on behalf of themselves and the Conduit Purchasers and such percentage of the Committed Purchasers as shall be required pursuant to the terms of <u>Section 10.01(b)</u> or <u>(c)</u> below (with respect to an amendment) or (ii) the Agent and the percentage of the Committed Purchasers as shall be required pursuant to the terms of <u>Section 10.01(b)</u> or <u>(c)</u> below (with respect to a waiver or consent by them) or the Seller (with respect to a waiver or consent by it), as the case may be, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; <u>provided</u>, <u>however</u>, that no such amendment, modification or waiver shall affect the rights or duties of the Servicer hereunder without the prior written consent of the Servicer. Except as provided in this

Section 10.01 or expressly provided otherwise in this Agreement, the Agent retains all rights to amend, modify or waive the provisions of this Agreement on behalf of the Purchasers. This Agreement contains a final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement (together with the exhibits hereto) among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings.

(b) Each of the Purchasers and the Agent agrees that this Agreement may not be amended, modified or waived without the prior written consent of each Purchaser in any manner which:

(i) amends the definitions of Eligible Receivable, Defaulted Receivable, Delinquent Receivable, Ratings Downgrade Event, Majority Purchasers, Concentration Limits or Special Concentration Limit, or

(ii) reduces the amount of Capital or Yield that is payable on account of any Purchased Interest or delays any scheduled date for payment thereof, or

(iii) impairs any rights expressly granted to an assignee or participant under this Agreement, or

(iv) reduces fees payable by the Seller to the Purchasers or delays the dates on which such fees are payable, or

(v) modifies any provisions relating to the definition of Required Reserves, Yield or the Servicer Fee, or

(vi) amends or waives the Event of Termination relating to the bankruptcy of the Seller or the Servicer, or

(vii) amends, modifies or waives any provision of this Section 10.01(b);

(c) Each of the Purchasers and the Agent agrees that this Agreement may not be amended, modified or waived without the prior written consent of the "Majority Purchasers" (defined below) in any manner which:

(i) amends the definitions of Default Ratio, Sales-Based Default Ratio, Delinquency Ratio, Dilution Ratio, Loss-to-Liquidation Ratio or Net Receivables Pool Balance, or

(ii) amends (A) Section 7.01(h) to increase the maximum permitted Default Ratio, Delinquency Ratio, Dilution Ratio or Loss-to-Liquidation Ratio or (B) Section 7.01(i), or

(iii) (A) waives violations of the Default Ratio, the Dilution Ratio, the Loss-to-Liquidation Ratio or the Delinquency Ratio that exceed the maximum permitted levels for such ratios (i) for more than two consecutive months or (ii) by more than 20% for any time, or

(B) permits the Net Receivables Pool Balance to be 90% or less of the Required Receivables Balance for more than one month beyond any applicable grace period unless either (x) the Seller has cured or has agreed to cure such violation within 30 days after notice from the Agent or (y) no other waivers are then in effect and the Net Receivables Pool Balance is greater than Capital plus 1.25 times the Loss Reserve, or

(C) waives a violation of the cross acceleration Event of Termination set forth in   Section 7.01(k) hereto for more than 30 days, or

(D) waives a violation of the Event of Termination set forth in   Section 7.01(n) hereto relating to change in control of the Seller for more than 30 days; or

(iv) increases the Purchase Limit.

"Majority Purchasers" shall mean Committed Purchasers with aggregate Commitments totaling an amount greater than fifty percent (50 %) of the Purchase Limit.

(d) Each of the Purchasers and the Agent agrees that this Agreement may not be amended, modified or waived without the prior written consent of the Managing Agents, if the effect of such amendment, modification or waiver is to waive any Event of Termination.

SECTION 10.02. <u>Notices, Etc</u>. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including communication by facsimile copy) and shall be personally delivered or sent by registered mail, return receipt requested, or by courier or by facsimile, to each party hereto, at its address set forth under its name on the signature pages hereof or at such other address as shall be designated by such party in a written notice to the other parties hereto. All such notices and communications shall be effective, upon receipt, or in the case of overnight courier, two days after being deposited with such courier, or, in the case of notice by facsimile, when telephonic confirmation of receipt is obtained, in each case addressed as aforesaid.

SECTION 10.03. <u>No Waiver; Remedies</u>. No failure on the part of the Agent, any Purchaser or any Liquidity Provider to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 10.04. <u>Binding Effect; Assignability</u>.

(a) This Agreement shall be binding upon and inure to the benefit of the Seller, the Servicer, the Agent, the Purchasers and their respective successors and permitted assigns (which successors of the Seller shall include a trustee in bankruptcy). This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms, and shall remain in full force and effect until the Final Collection Date; <u>provided</u>, <u>however</u>, that the rights and remedies with respect to any breach of any representation and warranty made by the Seller pursuant to <u>Article IV</u> and the indemnification and payment provisions of <u>Sections 2.06</u>, <u>2.07</u>, <u>2.08</u>, <u>Article VI</u> and <u>Article VIII</u> shall be continuing and shall survive any termination of this Agreement.

(b) The Seller may not assign any of its rights and obligations hereunder or any interest herein without the prior written consent of the Purchasers and the Agent. Each Conduit Purchaser may, (i) without the consent of the Seller, assign at any time all or any portion of its rights and obligations hereunder and interests herein to (1) its respective Managing Agent, any Affiliate of such Managing Agent or any special purpose receivables investment vehicle managed by such Managing Agent or any Affiliate of such Managing Agent, or any Committed Purchaser, or (2) any Liquidity Provider pursuant to an Asset Purchase Agreement; and (ii) with the consent of the Seller (such consent not to be unreasonably withheld) and the Agent, to any Person not described in the preceding <u>clause (i)</u>. Any Committed Purchaser may (x) with the consent of the Seller (which consent shall not be unreasonably withheld), assign at any time all or a portion of its rights and obligations hereunder to any other Committed Purchaser, and (y) with the consent of the Seller (such consent not to be unreasonably withheld) and the Agent, assign at any time all or any portion of its rights and obligations hereunder and interests herein to any Person. Upon any such assignment, the assignee shall succeed to and become vested with all the rights, powers, privileges and duties of such Purchaser, and the resigning Purchaser shall be discharged from its duties and obligations as Purchaser hereunder. The Seller and the Servicer agree to execute or obtain such other documentation as may be reasonably requested by the assigning Purchaser in order to effectuate such assignment. Any Committed Purchaser may, without the consent of the Seller, sell participation interests in its Commitment hereunder;

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provided, however, that after giving effect to the sale of such participation, such Committed Purchaser's obligations hereunder shall remain unchanged, such Committed Purchaser shall remain solely responsible to the other parties hereto for the performance of such obligations, all amounts payable to such Committed Purchaser hereunder shall be determined as if such Committed Purchaser had not sold such participation interest, and the Seller and the Agent shall continue to deal solely and directly with such Committed Purchaser and not be obligated to deal with such participant. No such participant shall (i) be entitled to receive any greater Other Fees hereunder than the Purchaser selling such participation would otherwise be entitled to receive, or (ii) have the right to consent to any amendment, modification or waiver of any provision of this Agreement other than an amendment, modification or waiver which relates to the timing or amount of Capital, Yield or fees payable pursuant to the terms hereof. Notwithstanding any contrary provision contained in this Agreement, and notwithstanding that such assignment or participation may be permitted under this Section 10.04(b), no assignee of a Purchaser under this Section 10.04(b) shall be entitled to receive with respect to the rights and obligations assigned to it any greater Other Fees than the assignor Purchaser would have been entitled to receive with respect to those rights and obligations.

(c) Notwithstanding any other provisions of this Agreement, any Purchaser may at any time create a security interest in all or a portion of its rights under this Agreement or any other Facility Document in favor of the Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

SECTION 10.05. GOVERNING LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAWS BUT OTHERWISE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES), EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE INTERESTS OF THE SELLER IN THE RECEIVABLES ASSETS OR REMEDIES HEREUNDER OR THEREUNDER, IN RESPECT THEREOF, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE AMONG ANY OF THE SELLER, THE SERVICER, ANY LIQUIDITY PROVIDER OR THE AGENT ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT. INSTEAD, ANY DISPUTE RESOLVED IN COURT WILL BE RESOLVED IN A BENCH TRIAL WITHOUT A JURY. WITH RESPECT TO THE FOREGOING CONSENT TO JURISDICTION, EACH OF THE SELLER AND THE SERVICER HEREBY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT. NOTHING IN THIS SECTION 10.05 SHALL AFFECT THE RIGHT OF THE SELLER, THE SERVICER, ANY LIQUIDITY PROVIDER OR THE AGENT TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AFFECT THE RIGHT OF THE SELLER, THE SERVICER, SUCH LIQUIDITY PROVIDER OR THE AGENT TO BRING ANY ACTION

OR PROCEEDING AGAINST ANY OTHER PARTY HERETO OR ITS PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.

SECTION 10.06. Costs, Expenses and Taxes.

(a) In addition to the rights of indemnification under Article VIII hereof, the Seller agrees to pay to the Agent within ten (10) Business Days of demand therefor (i) all reasonable costs and expenses incurred by the Agent in the periodic auditing of the Seller or the Servicer pursuant to Section 5.01(c) or 5.04(a)(iii), as applicable and (ii) all reasonable costs and expenses of the Agent in connection with the preparation, execution and delivery (including any requested amendments, waivers or consents) of this Agreement and the other documents to be delivered hereunder, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Agent with respect thereto and with respect to advising the Agent and the Purchasers as to their respective rights and remedies under this Agreement, and the other agreements executed pursuant hereto and all reasonable costs and expenses, if any (including reasonable counsel fees and expenses), in connection with the enforcement of this Agreement and the other agreements and documents to be delivered hereunder.

(b) In addition, the Seller shall pay any and all stamp, sales, transfer and other taxes and fees (including, without limitation, UCC filing fees and any penalties associated with the late payment of any UCC filing fees) payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement or the other agreements and documents to be delivered hereunder (including any UCC financing statements) and agrees to indemnify the Agent, the Purchasers and the Liquidity Providers against any liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees.

(c) In addition, the Seller shall pay to the Agent within five (5) Business Days of demand therefor all reasonable costs and expenses (including reasonable attorney's fees and expenses) associated with the release of the Agent's lien pursuant to Section 2.05 or otherwise.

(d) Notwithstanding any contrary provision contained in this Agreement, and notwithstanding that such assignment may be permitted under Section 10.04(b), all costs and expenses incurred by an Affected Party, Managing Agent or assignee of any thereof or any Affiliate of any of the foregoing in connection with the assignment by any Affected Party or Managing Agent of any of its rights, obligations or participations under this Agreement or the other Facility Documents, including without limitation the fees and out-of-pocket expenses of counsel to any such party, shall be borne by the party incurring such costs and expenses and not by the Seller, the Servicer, TRW or any Affiliate of any thereof; provided, however, that if the parties hereto agree to a different allocation of such costs and expenses prior to any (i) assignment to or by Liquidity Providers or (ii) newly entered into Asset Purchase Agreement, this Section 10.06(d) shall not apply to costs and expenses incurred in connection therewith.

SECTION 10.07. No Proceedings. The Seller, each Liquidity Provider and the Agent each hereby agrees that it will not institute against any Conduit Purchaser any proceeding of the type referred to in Section 7.01(f) so long as any CP Notes shall be outstanding or there shall not have elapsed one year plus one day since the last day on which any such CP Notes shall have been outstanding.

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SECTION 10.08. Execution in Counterparts; Severability . This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

SECTION 10.09. Confidentiality. Each of the parties hereto agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process or to the extent a party determines such Information is required to be disclosed in any filing with the Securities and Exchange Commission, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Facility Document or the enforcement of rights hereunder or thereunder, (f) to any independent financial rating agencies, (g) subject to an agreement containing provisions substantially the same as those of this Section, to any Liquidity Provider, any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement, (h) with the consent of the party providing such Information or (i) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section or (B) becomes available to such party on a nonconfidential basis from a source other than the provider of the Information. For the purposes of this Section 10.09, "Information" means (a) all information received from TRW or the Seller relating to TRW or its business or the Seller or its business, other than any such information that was available to the party to this agreement receiving such information on a nonconfidential basis prior to disclosure by TRW or the Seller; provided that, in the case of information received from TRW or the Seller after the date hereof, such information is clearly identified at the time of delivery as confidential, and (b) any other information obtained as a result of being a party hereto, to any related documents or to any of the transactions contemplated hereby or thereby (including, without limitation, the contents of any summary of indicative terms and conditions with respect to such transactions, any information which is marked "confidential", the provisions of this Agreement and any of the other Facility Documents and any other information regarding the Managing Agents' administration of the respective commercial paper programs of the Conduit Purchasers). Any Person required to maintain the confidentiality of Information as provided in this Section 10.09 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SELLER: TRW RECEIVABLES INC.

By: /s/ Edward L. Bennardo
    Name: Edward L. Bennardo
    Title: Assistant Treasurer

1900 Richmond Road, Suite 344, 2-W
Cleveland, Ohio 44121

Attention: Treasurer
Telecopy: (216) 291-7831

SERVICER: TRW INC., as Servicer

By: /s/ Ronald P. Vargo
    Name: Ronald P. Vargo
    Title: Vice President and Treasurer

1900 Richmond Road
Cleveland, Ohio 44124-3760

Attention: Treasurer
Telecopy: (216) 291-7831

Signature Page
to
Receivables Purchase Agreement

AGENT: CITICORP NORTH AMERICA, INC., as Agent and
                          Managing Agent

                          By: /s/ David J. Donofrio
                              Name: David J. Donofrio
                              Title: Vice President

                              450 Mamaroneck Avenue
                              Harrison, New York 10528
                              Attention: Global Securitization
                              Telecopy: (914) 899-7015

CONDUIT PURCHASERS: CHARTA CORPORATION

                          By: Citicorp North America, Inc., as
                              Attorney-in-Fact

                          By: /s/ David J. Donofrio
                              Name: David J. Donofrio
                              Title: Vice President

                              450 Mamaroneck Avenue
                              Harrison, New York 10528
                              Attention: Global Securitization
                              Telecopy: (914) 899-7015

                          CIESCO, L.P.

                          By: Citicorp North America, Inc., as Attorney-
                              in-Fact

                          By: /s/ David J. Donofrio
                              Name: David J. Donofrio
                              Title: Vice President

                              450 Mamaroneck Avenue
                              Harrison, New York 10528
                              Attention: Global Securitization
                              Telecopy: (914) 899-7015

                          Signature Page
                          to
                          Receivables Purchase Agreement

CORPORATE ASSET FUNDING COMPANY, INC.

By: Citicorp North America, Inc., as Attorney-in-Fact

By: /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President

    450 Mamaroneck Avenue
    Harrison, New York 10528
    Attention: Global Securitization
    Telecopy: (914) 899-7015

CORPORATE RECEIVABLES CORPORATION

By: Citicorp North America, Inc., as Attorney-in-Fact

By: /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President

    450 Mamaroneck Avenue
    Harrison, New York 10528
    Attention: Global Securitization
    Telecopy: (914) 899-7015

WCP FUNDING, INC.

By: Citicorp North America, Inc., as Attorney-in-Fact

By: /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President

    450 Mamaroneck Avenue
    Harrison, New York 10528
    Attention: Global Securitization
    Telecopy: (914) 899-7015

**Signature Page
to
Receivables Purchase Agreement**

COMMITTED PURCHASER
FOR: CHARTA, CAFCO, CRC,
CIESCO and WCP

CITIBANK, N.A.

By:/s/ David J. Donofrio

    Name: David J. Donofrio
    Title: Attorney-In-Fact

    388 Greenwich Street, 19th Floor
    New York, New York 10013
    Attention: Portfolio Management - TRW
               Receivables Inc.
    Telecopy: (212) 816-0245

Commitment: $350,000,000

TOTAL COMMITMENT: $350,000,000

**Signature Page
to
Receivables Purchase Agreement**